As filed with the Securities and Exchange Commission on September 8, 2009
File No. 333-161189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
UNITED WESTERN BANCORP, INC.
(Exact name of registrant as specified in its charter)

Colorado	6022	84-1233716
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

700 17th Street, Suite 2100
Denver, Colorado 80202
(303) 595-9898
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael J. McCloskey, Esq.
Executive Vice President and General Counsel
700 17th Street, Suite 2100
Denver, Colorado 80202
(303) 595-9898
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Brian H. Blaney, Esq. Marc J. Musyl, Esq. Greenberg Traurig, LLP The Tabor Center 1200 17th Street, Suite 2400 Denver, Colorado 80202 (602) 445-8000 (phone) (602) 445-8100 (facsimile)	William T. Luedke IV, Esq. Charlotte M. Rasche, Esq. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 223-2300 (phone) (713) 221-1212 (facsimile)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑

Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of Securities to be Registered	Aggregate Offering Price(1)	Registration Fee(2)
Common Stock, $0.0001 par value per share	$92,000,000	$5,134

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Of this amount, $4,464 has been previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2009

PROSPECTUS

16,032,064 Shares

Common Stock

United Western Bancorp, Inc. is selling 16,032,064 shares of common stock.

Our common stock is traded on the NASDAQ Global Market under the symbol “UWBK.” The last reported sale price of our common stock on the NASDAQ Global Market on September 4, 2009 was $4.99 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Our shares of common stock are unsecured and are not deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,404,809 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

We expect that the shares of our common stock will be ready for delivery to purchasers on or about          , 2009.

Sandler O’Neill + Partners, L.P.
FBR Capital Markets & Co.
Sterne Agee

The date of this prospectus is          , 2009

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere or incorporated by reference in this prospectus. For a more complete understanding of this offering, you should carefully read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference in this prospectus, including the risk factors and the financial statements. Unless otherwise stated in this prospectus, references to “we,” “us,” “our,” or “our company” refer to United Western Bancorp, Inc. and its wholly owned subsidiaries.

United Western Bancorp, Inc.

We are a unitary thrift holding company headquartered in Denver, Colorado, and the third largest publicly traded thrift in the OTS western region of the United States, with $2.4 billion in assets, $1.9 billion in deposits, including custodial balances, and $129.7 million in shareholders’ equity at June 30, 2009. Our principal subsidiary, United Western Bank, or the Bank, is a leading community bank franchise in the State of Colorado. The Bank’s market focus is Colorado’s Front Range market area, which generally spans the eastern slope of Colorado’s Rocky Mountains, from Pueblo to Fort Collins, and includes the metropolitan Denver marketplace and selected mountain communities. The Bank has eight full-service banking locations along the Colorado Front Range and a loan production office servicing the Aspen and Roaring Fork Valley market areas.

In addition to the community banking operations of the Bank, we provide, through other subsidiaries: escrow and paying agent and trust account management services on a national basis; residential mortgage servicing, through a third party subservicer of acquired mortgage servicing rights; and securities brokerage services.

Our Market

We operate in what we believe to be one of the most attractive markets in the country, Colorado’s Front Range. Our Front Range market area includes approximately 82% of the state’s total population. The employment base in Colorado is the third most highly educated in the United States in terms of persons with college and post-graduate degrees. The metropolitan Denver area is appealing to technical and scientific workers who are interested in career opportunities in our market area’s dynamic industries, as Colorado ranks in the top six states nationwide for industry employment concentrations in the aerospace, bioscience, software information technology, renewable energy and energy research industries. As of July 31, 2009, Colorado’s unemployment rate was 7.8%, which was below the national average of 9.4%. The current turmoil in the financial institutions industry has caused a number of larger non-Colorado-based banks in our market to be acquired or divest a number of branches, thereby creating opportunities for us to attract customers, personnel and bank locations.

Business Strategy

Our company’s operations are conducted primarily through the Bank, UW Trust Company, or UW Trust (formerly known as Sterling Trust Company), Matrix Financial Services Corporation, or Matrix Financial, and UW Investment Services, Inc., or UW Investment, all of which are wholly owned subsidiaries of our company.

Until December 2005, we operated the Bank as a specialized wholesale bank mainly engaged in acquiring assets (e.g., residential loans, multifamily loans, and other loan assets) primarily on an indirect basis through relationships with large mortgage originators, loan brokers, and other market participants, with little emphasis on community banking operations. Believing that a wholesale bank focus was not an attractive longer term business model, our board of directors initiated a strategic transition in our business from a wholesale bank to a community banking operation, including the hiring of Scot Wetzel as our new Chief Executive Officer to lead the transition.

Through the Bank, as we transition from a specialized wholesale bank, we are focused on expanding our community-based banking network across Colorado’s Front Range market and selected mountain communities by strategically positioning banking offices in those locations. We plan to grow the Bank network to an estimated 10 to 12 community bank locations over the next three to five years. We originate Small Business Administration, or SBA, loans on a national basis. In addition to the community-based banking operations of the Bank, we also offer deposit services to institutional customers, as well as escrow, paying agent and trust account management lines of business through UW Trust.

In the process of transitioning to a community banking enterprise, we have capitalized on portions of our former wholesale infrastructure, including our institutional deposit base and runoff from existing wholesale assets, to support our expansion into community banking. This strategy has allowed us to change the mix of our earning assets while increasing our net margins. Our objective is to increase shareholder and franchise value by:

•	expanding our community banking and lending activities though the recruitment of experienced community bankers who are knowledgeable about and well-known in the Colorado Front Range and selected mountain community markets;

•	developing a branch network within such markets;

•	building a balance sheet consisting of originated loan and deposit products; and

•	maintaining a strong credit oversight with respect to our lending products.

Since we changed our strategy in December 2005, we have:

•	Launched the United Western Brand. Previously known under a different name, in September 2006 we launched the United Western brand name. As we increase our branch network and formally market our name in our marketplace through advertising and active participation by our officers and employees in community affairs in our local markets, the United Western franchise becomes more appealing to customers looking for new or additional banking relationships.

•	Recruited a Significant Number of Veteran Bankers. As a result of the ongoing consolidation in the insured depository institutions industry in the United States in general and in the State of Colorado in particular, many experienced bankers have been disenfranchised. We have been able to recruit 10 veteran banking teams for our targeted geographic markets, plus all of our support and infrastructure staff (144 active personnel in the last three years) with business and personal relationships and name recognition in our various local markets, helping us to build exceptional “local” banking branches. The average tenure of our senior bankers in our markets is approximately 20 years, and as a group, our bankers have experience servicing all of the leading industries in our market.

•	Developed a Service-Oriented Branch Network in our Focused Geographic Footprint. We currently have eight full-service banking locations (Downtown Denver, Centennial, Cherry Creek, Hampden, Boulder, Loveland, Fort Collins and Longmont) and a private banking focused loan production office serving the Aspen and Roaring Fork Valley market area. We plan to add an additional two to four locations over the next few years in selected marketplaces to increase our coverage. Our branch network has facilitated our delivery of community banking products and services and helped us change our mix of assets and liabilities as described below.

•	Originated a Portfolio of Community Loans. Since our change in strategy, we have grown community bank loans from $259 million at the end of 2005 to $1.17 billion as of June 30, 2009. This increased community bank loans as a percentage of total loans to 75.6% at June 30, 2009 from 19.1% as of December 31, 2005. This change in earning asset mix has allowed us to increase our net interest margin over time from 2.74% in 2006 to 3.40% for the six months ended June 30, 2009.

•	Secured a Stable Deposit Base While Growing Community Bank Deposits. We are in the process of converting our liability base to a community banking deposit base. Historically, we have attracted non-brokered deposits from institutional market participants (e.g., trust companies and securities clearing firms) with whom we have had long standing relationships. In addition to growing our community banking deposits to over $293 million at June 30, 2009, we have secured through contracts, over $1.5 billion of deposits with several institutional deposit relationships.

We believe the banking industry will continue to significantly consolidate in Colorado and in the United States over the next several years. While we have capitalized on an organic growth plan since starting our community banking business plan, we may consider the strategic acquisition of like minded banking organizations, or acquisitions of retail deposits and related branch facilities, including FDIC assisted transactions in our targeted markets or in similar demographic markets, as part of our business plan going forward.

When we employ the term “community banking operations,” we mean the implementation of a strategy that is designed to directly originate local loans and other assets, and obtain local deposits and other liabilities, principally from businesses and individuals within the areas where our branches are located. In addition, community banking operations includes our SBA lending activities, which are conducted on a national basis.

Recent Events

Sale of Trust Company Assets.  On June 27, 2009, our subsidiary UW Trust, formerly known as Sterling Trust Company, consummated the sale of certain of its assets to Equity Trust Company and Sterling Administrative Services, LLC, or the Buyers. These assets were associated with UW Trust’s self-directed individual retirement account and qualified employee benefit plan administration business. In addition to the assumption of certain UW Trust liabilities, the purchase price for these assets was $61.4 million, of which UW Trust received approximately $15.3 million in cash from the Buyers at the closing of the transaction. The remaining portion of the purchase price was financed pursuant to a loan agreement. In connection with the sale, we have agreed not to engage in activities deemed competitive with the business associated with the assets purchased by the Buyers for a period of five years following the closing of the transaction. The Buyers and their affiliate, Equity Administrative Services, Inc., have also agreed to maintain all custodial deposits, totaling approximately $841.7 million at June 30, 2009, with the Bank for a period of three years after the closing of the transaction. As a result of this sale, we recorded a pretax gain on the sale of $56.0 million, or approximately $36.1 million, net of tax. UW Trust has retained and continues to operate its current escrow and paying agent and trust account management businesses under its charter granted by the State of Texas.

Sale of Mortgage-Backed Securities.  On June 30, 2009, we sold mortgage-backed securities with an unpaid principal balance of $47.3 million for a total consideration received of approximately $400,000. As a result of this disposition, we recorded a pretax loss on the sale of $47.0 million, or approximately $29.2 million, net of tax. These securities comprised 100% of our exposure to mortgage-backed securities collateralized by option-adjustable-rate mortgage loans.

Internal Stress Test.  A third-party consultant recently conducted a stress test of our loan portfolios (both held for investment and held for sale). The stress test was based on the consultant’s understanding of the tests that were recently administered to the nation’s 19 largest banks by federal banking regulators in connection with the U.S. Treasury’s Supervisory Capital Assessment Program. In conducting this stress test, the consultant applied its understanding of the U.S. Treasury’s assumptions to estimate credit losses for our loan portfolios, and assessed the resources available to absorb those losses and any necessary additions to capital that would be required under the “more adverse” stress test scenario. The consultant determined a “baseline” scenario, which assumed a path for the economy that followed a consensus forecast for certain economic variables, and a “more adverse” scenario, which utilized a more significant downturn. Based on the results of the consultant’s stress test, and the assumptions and estimates utilized in the analysis, we believe that following the completion of this offering, our capital will be sufficient to withstand the economic challenges facing our company if the Colorado and national economies weaken further or become weaker in the future than is currently expected. See “Risk Factors-Risks Related To Our Business” below.

Our Offices

Our executive offices are located at 700 17th Street, Suite 2100, Denver, Colorado 80202 and our telephone number is (303) 595-9898.

Our website is located at www.uwbancorp.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our Annual Reports on Form 10-K, our proxy statements, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission, or SEC. We also post on our website investor presentations and webcast earnings calls and transcripts, in addition to the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

The Offering

Common stock offered	16,032,064 shares

Common stock to be outstanding after this offering	23,377,730 shares

Use of proceeds	We estimate that we will receive net proceeds of $74.1 million based on an offering price of $4.99 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to provide $69.1 million to the Bank to support its growth and related regulatory capital needs and to pay down $5.0 million of our revolving indebtedness under our senior credit facility. We expect to use any additional net proceeds for FDIC-assisted or other acquisitions to grow our business and for general working capital purposes. See “Use of Proceeds.”

Dividend policy	Our company’s management and board of directors are currently committed to continuing to pay regular cash dividends; however, there can be no assurance as to future dividends because they are dependent on our company’s future earnings, capital requirements and financial condition. Also, we are prohibited from paying dividends on our common stock if the scheduled payments on our junior subordinated debentures have not been made. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

NASDAQ Global Market Symbol	UWBK

The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of September 4, 2009. These shares exclude the following:

•	479,529 shares of common stock issuable upon the exercise of stock options outstanding at September 4, 2009 with a weighted average exercise price of $19.84 per share;

•	931,517 shares of common stock reserved for issuance under equity incentive plans at September 4, 2009;

•	145,005 shares of common stock reserved for issuance under our employee stock purchase plan at September 4, 2009; and

•	up to 2,404,809 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary selected consolidated historical financial data. You should read the summary selected consolidated financial information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference in this prospectus.

The following tables set forth selected consolidated financial data for us at and for each of the years in the five year period ended December 31, 2008 and at and for the six-month periods ended June 30, 2009 and 2008.

The selected statement of income data for the years ended December 31, 2008, 2007 and 2006, and the selected balance sheet data as of December 31, 2008 and 2007, have been derived from our audited financial statements included in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 which is incorporated by reference in this prospectus. The selected statement of income data for the years ended December 31, 2005 and 2004 and selected balance sheet data as of December 31, 2006, 2005 and 2004 have been derived from our audited financial statements that are not included in this prospectus.

The summary financial data at and for the six months ended June 30, 2009 and June 30, 2008 and the consolidated balance sheet data as of June 30, 2009 and 2008 have been derived from our unaudited consolidated financial statements, which are included in our Quarterly Report of Form 10-Q for the quarter ended June 30, 2009 which is incorporated by reference in this prospectus. We believe these unaudited financial statements reflect all adjustments necessary for a fair presentation of our financial position and results of operations for the periods presented. Historical results are not necessarily indicative of future results, and the results for the six months ended June 30, 2009 are not necessarily indicative of our expected results for the full year ending December 31, 2009 or any other period.

The summary consolidated financial information for each of the five years ended December 31, 2008, and for the six months ended June 30, 2008, has been retrospectively adjusted to reflect the sale of UW Trust Company assets as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In addition, income per share data for all periods presented has been retrospectively adjusted to reflect the adoption of FASB Staff Position EITF 03-06-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.”

	Six Months Ended
	June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except per share data)

Consolidated Statement of Income Data:
Interest and dividend income	$52,099	$56,974	$115,017	$121,559	$115,300	$87,096	$70,573
Interest expense	15,043	16,878	33,032	52,717	59,783	42,466	30,771
Net interest income before provision for credit losses	37,056	40,096	81,985	68,842	55,517	44,630	39,802
Provision for credit losses	10,459	4,023	8,599	2,312	2,019	891	2,089
Net interest income after provision for credit losses	26,597	36,073	73,386	66,530	53,498	43,739	37,713
Noninterest income:
(Loss) gain on sale of available for sale investment securities	(46,980)	—	—	98	274	(122)	372
Other-than-temporary impairments	(603)	—	(4,110)	—	—	—	—
Gain on sale of assets	3,567	—	—	—	3,100	300	31,767
Other	4,314	4,759	9,614	12,925	19,277	22,513	41,914

Total noninterest (loss) income	(39,702)	4,759	5,504	13,023	22,651	22,691	74,053
Noninterest expense	34,953	31,888	66,130	66,085	61,885	65,136	79,953

	Six Months Ended
	June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except per share data)

(Loss) income from continuing operations before income taxes	(48,058)	8,944	12,760	13,468	14,264	1,294	31,813
Income tax (benefit) expense	(17,807)	2,676	2,635	3,315	3,885	(318)	10,817

(Loss) income from continuing operations	(30,251)	6,268	10,125	10,153	10,379	1,612	20,996
Discontinued Operations:
Discontinued operations, net of tax	37,525	160	(173)	(12)	1,277	(54)	901

Net income	$7,274	$6,428	$9,952	$10,141	$11,656	$1,558	$21,897

(Loss) income from continuing operations per common share basic	$(4.23)	$0.86	$1.39	$1.39	$1.33	$0.23	$3.22
(Loss) income from continuing operations per common share assuming dilution(1)	(4.23)	0.86	1.39	1.39	1.33	0.23	3.16
Income (loss) from discontinued operations per common share basic	5.23	0.02	(0.02)	—	0.17	(0.01)	0.14
Income (loss) from discontinued operations per common share assuming dilution	5.23	0.02	(0.02)	—	0.17	(0.01)	0.14

Net income per common share basic	$1.00	$0.88	$1.37	$1.39	$1.50	$0.22	$3.36

Net income per common share assuming dilution	$1.00	$0.88	$1.37	$1.39	$1.50	$0.22	$3.30

Weighted average common shares — basic	7,169,446	7,207,878	7,164,250	7,247,636	7,791,516	6,943,480	6,520,239
Weighted average common shares — assuming dilution	7,169,446	7,207,878	7,164,598	7,256,484	7,791,516	7,035,948	6,630,006

	June 30,		December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except per share data)

Consolidated Balance Sheet Data:
Total assets	$2,421,865	$2,173,926	$2,259,429	$2,096,559	$2,156,548	$2,079,388	$1,888,860
Securities	481,578	608,393	558,037	661,781	838,979	540,194	316,367
Loans held for investment, net	1,240,356	1,076,892	1,233,301	885,710	711,601	425,943	379,717
Loans held for sale, net	279,878	309,228	291,620	369,071	444,120	927,442	989,822
Mortgage servicing rights, net	8,187	10,653	9,496	11,971	15,399	20,708	26,574
Deposits(2)	1,860,090	1,433,033	1,724,672	1,385,481	1,345,681	1,124,044	1,119,159
Custodial escrow balances	41,722	46,777	29,697	34,172	40,017	49,385	51,598
FHLBank borrowings	216,665	431,376	226,721	406,129	519,431	615,028	506,118
Junior subordinated debentures owed to unconsolidated subsidiary trusts	30,442	30,442	30,442	30,442	56,216	61,372	61,835
United Western Bank repurchase agreements	78,529	80,538	81,265	76,428	50,000	—	—
Other borrowings	40,000	22,500	38,000	21,000	10,000	29,581	31,573
Total shareholders’ equity(3)	129,668	103,547	101,949	113,421	107,753	180,728	92,315
Operating Ratios and Other Selected Data:
Average equity to average total assets(4)	4.67%	5.39%	5.01%	5.42%	5.12%	5.00%	4.30%
Yield on assets	4.77	5.64	5.54	6.09	5.63	4.75	4.54
Cost of liabilities	1.53	1.93	1.80	3.06	3.26	2.56	2.17
Net interest margin(4)(5)	3.40	3.99	3.96	3.46	2.74	2.44	2.57
Return from continuing operations on average total assets(4)	NMF	0.59	0.46	0.48	0.48	0.08	1.18
Return from continuing operations on average equity(4)	NMF	10.91	9.21	8.92	9.34	1.61	27.45
Operating efficiency ratio(4)(6)	NMF	68.01	72.57	76.46	72.09	86.97	56.47

	As of and for the Six Months Ended
	June 30,			As of and for the Years Ended December 31,
	2009	2008		2008		2007		2006		2005		2004
	(Dollars in thousands, except per share data)

Ratios of Earnings to Fixed Charges(7):
Including interest on deposits	NMF	1.52	x	1.38	x	1.25	x	1.24	x	1.03	x	2.01	x
Excluding interest on deposits	NMF	1.80	x	1.60	x	1.51	x	1.38	x	1.05	x	2.52	x
Total Loan Performance Ratios and Data:
Nonperforming loans	$38,786	$13,005		$21,899		$10,475		$8,398		$16,894		$31,345
Nonperforming loans/total loans	2.51%	0.93%		1.42%		0.83%		0.72%		1.24%		2.27%
Nonperforming assets/total assets	1.76	0.72		1.17		0.65		0.64		1.03		1.82
Loans Held for Investment Performance Ratios and Data:
Allowance for credit losses	$25,520	$11,762		$16,183		$8,000		$6,231		$4,808		$5,974
Nonperforming loans held for investment	28,426	6,794		8,647		4,251		3,675		9,601		16,558
Nonperforming loans held for investment /total loans held for investment	2.25%	0.62%		0.69%		0.48%		0.51%		2.23%		4.30%
Allowance for credit losses/total loans held for investment	2.02	1.08		1.30		0.90		0.87		1.12		1.55
Allowance for credit losses/nonperforming loans held for investment	89.78	173.12		187.15		188.19		169.55		50.08		36.08
Net loan charge-offs/average loans(4)	0.18	0.05		0.04		0.07		0.11		0.51		0.36
United Western Bancorp Ratio:
Leverage ratio(3)	5.35%	4.76%		4.51%		5.41%		5.00%		8.69%		4.89%
Bank Regulatory Capital Ratios:
Core capital ratio	7.2%	7.2%		7.7%		7.3%		6.8%		6.3%		6.3%
Tier 1 risk-based capital	9.1	10.8		9.7		12.3		14.9		13.8		12.2
Total risk-based capital	10.2	11.6		10.6		13.1		15.7		14.3		13.0

(1)	Income from continuing operations per common share assuming dilution is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the period, and the dilutive effect, if any, of stock options. There are no other dilutive securities.

(2)	At June 30, 2009 and 2008, the total balance of brokered deposits was $79.5 million and $1.8 million, respectively. At December 31, 2008, 2007, 2006, 2005 and 2004, the total balance of brokered deposits was $35.0 million, $13.0 million, $25.7 million, $42.5 million, and $247.9 million, respectively.

(3)	Total shareholders’ equity and the leverage ratio at December 31, 2005 included approximately $87.0 million in proceeds from a private offering. We used approximately $79.5 million of the proceeds in January 2006 to complete an issuer tender offer and purchase shares of our company’s common stock. This use of proceeds reduced total shareholders’ equity in January 2006.

(4)	Calculations are based on average daily balances where available and monthly averages otherwise. In some instances, the results are reported as “NMF” meaning “not a meaningful figure” since the reported results would otherwise have reflected a negative number due to the operating loss realized in the period resulting from the sale of mortgage-backed securities.

(5)	Net interest margin has been calculated by dividing net interest income from continuing operations before provision for credit losses by average interest-earning assets.

(6)	The operating efficiency ratio has been calculated by dividing noninterest expense from continuing operations, excluding amortization of mortgage servicing rights, by operating income from continuing operations. Operating income from continuing operations is equal to net interest income before provision for credit losses plus noninterest income.

(7)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, including those set forth below. You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus, before you decide to purchase shares of our common stock.

Risks Related to Our Business

Our business may be adversely affected by conditions in the financial markets and economic conditions generally.

The United States is currently in a recession. Business activity across a wide range of industries and regions is greatly reduced and local governments and many businesses are experiencing serious financial difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly. Since mid-2007, the financial services industry and the securities markets generally have been materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity and a lack of financing for many investors.

Market conditions have also led to the failure or merger of a number of prominent insured depository institutions. In addition, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to cause rating agencies to lower credit ratings for many debt instruments, including mortgage-backed securities, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in Federal Reserve borrowing rates and other U.S. government actions.

Some banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values on the value of collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions. In 2008 and 2009, the U.S. government, the Board of Governors of the Federal Reserve System, or the Federal Reserve, the Federal Deposit Insurance Corporation, or the FDIC, and other regulators took numerous steps to increase liquidity and to restore investor confidence, including investing in the equity of other banking organizations, but asset values have continued to decline and access to liquidity continues to be very limited.

Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where we operate in the State of Colorado and in the United States as a whole.

The current financial market conditions were precipitated by falling housing prices and rising home loan delinquencies and foreclosures. This has negatively impacted mortgage-backed securities supported by real estate mortgage collateral and whole single-family mortgage loans, both of which are owned by our company. At June 30, 2009, we owned $433 million of mortgage-backed securities and $302 million of single-family mortgage loans.

Overall, during 2008 and 2009, the economic environment has been adverse for many households and businesses in the United States. The economic environment in the State of Colorado and the markets in which we operate has been less adverse than in the United States generally, but may continue to deteriorate. The business environment in the State of Colorado and the United States may continue to deteriorate. Continued deterioration in the business environments could adversely affect the credit quality of the Bank’s loans, the value of our company’s investment securities, and our overall results of operations and financial condition.

United Western Bank relies on institutional deposits, which, if one or more institutional relationships were terminated, such termination could negatively impact our liquidity, profitability and results of operations.

A significant portion of the total deposits of our principal subsidiary, United Western Bank, are funds deposited as a result of unaffiliated institutional relationships maintained by the Bank. At June 30, 2009, six unaffiliated institutional relationships accounted for $1.19 billion, or 62.7%, of our total deposits, which includes custodial escrow deposits. Included in these six unaffiliated institutional relationships is one institutional relationship with a balance of $841.7 million at June 30, 2009, which accounts for 44.3% of the Bank’s total deposits at June 30, 2009. At June 30, 2009, other related institutional deposits accounted for $303.6 million of deposits, with Matrix Financial Solutions, Inc. accounting for $209.0 million of the Bank’s total deposits and Legent Clearing, a company in which certain directors and officers of our company own an indirect minority interest, accounting for $94.6 million of the Bank’s total deposits. Institutional depositors generally are more sensitive to interest rate levels than retail consumers who bank at a branch office due to the amount of money they maintain on deposit. The Bank’s future success in retaining and attracting institutional depositors depends, in part, on its ability to offer competitive rates and services. With the unprecedented events in the financial markets in the United States over the past two years, deposit concentrations are an increasing risk to all depository institutions and to our company. Although our institutional deposit relationships are evidenced by an agreement between the Bank and the institution, some of the agreements may be terminated by the institution at any time, upon prior notice, for any reason. Further, an institution may elect not to renew the agreement or to terminate the deposit relationship for various reasons, including, but not limited to, the existence of a serious impairment to the Bank’s financial condition or the Bank’s failure to be well capitalized. If the Bank loses one or more of these institutional relationships, our liquidity, profitability and results of operations may be significantly and adversely affected.

Pursuant to an asset purchase agreement dated April 7, 2009, Equity Trust Company and Sterling Administrative Services, LLC, or the Buyers, purchased from us the assets of UW Trust associated with its self-directed individual retirement account and qualified employee benefit plan administration business. The Buyers, and their affiliate, Equity Administrative Services, Inc., have agreed to maintain all of their custodial deposits with the Bank for a three-year period, and a minimum amount of deposits must be maintained for the remainder of the term of the Buyers’ deposit contract, which is the later of two years or such time as the Buyers have repaid the financing related to the sale. These deposits are included in the amounts set forth in the paragraph above. Notwithstanding the terms of the asset purchase agreement, if the Buyers transfer these deposits to another depository institution, our liquidity, profitability, and results of operations may be significantly and adversely affected. In addition, the Buyers’ deposit contract may be terminated at any time upon the occurrence of certain events, including, among other events, any breaches of representations or warranties by us, or if the Bank has a composite rank of 74 or lower in a report published by IDC Financial Publishing, Inc. As of the most recent IDC Financial report, the Thrift Management Review, First Quarter 2009 Report, the composite rank awarded to the Bank was 197.

Future growth or operating results may require us to raise additional capital, but that capital may not be available or it may be dilutive.

We are required by the Office of Thrift Supervision, or the OTS, to maintain adequate levels of capital to support our operations. To the extent our future operating results erode capital, senior subordinate-tranche, non-agency, residential-mortgage-backed securities are downgraded as discussed below, the Bank is required to maintain capital in excess of well-capitalized standards, or we elect to expand through loan growth or acquisitions, we may be required to raise additional capital. Our ability to raise capital will depend on conditions in the capital markets, which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital when needed, on favorable terms or at all. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These outcomes could negatively impact our ability to operate or further expand our operations through acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition and results of operations. In addition, in order to raise additional capital, we may need to issue shares of our common stock that would dilute the book value of our common stock and reduce our shareholders’ percentage ownership interest to the extent they do not participate in future offerings.

In the event we fail to comply with our restrictive debt covenants under our senior credit facility, we may not be able to obtain the necessary amendments or waivers, and our lender could accelerate the payment of all outstanding amounts due under that arrangement.

Our ability to meet the nonperforming assets plus real estate owned ratio, or NPA Plus REO Ratio, contained in our senior credit facility and otherwise comply with our covenants may be affected by various events, including those that may be beyond our control. In addition to the financial covenants pertaining to the Bank maintaining its categorization as “well capitalized” as described in the OTS regulations, our financial covenants require that the Bank, at all times, maintain an NPA Plus REO Ratio of not greater than 4.5%. The NPA Plus REO Ratio means the ratio of the sum of nonperforming assets (less nonperforming assets guaranteed as to principal repayment by the U.S. government or one of its agencies) plus real estate owned, to the sum of total loans and repossessed assets plus real estate owned. Prospectively, we may not be able to continue to meet these and other ratios, tests and covenants. If we were to breach any of these covenants, ratios, tests or restrictions, as applicable, in the future, it could result in an event of default, which would allow our lender to declare all amounts outstanding to be immediately due and payable. If the lender accelerates the payment of our indebtedness, we may not be able to repay in full the amounts then outstanding. Additionally, our senior credit facility is secured by a pledge of all outstanding shares of common stock of the Bank. If the lender were to foreclose on the loan, it would result in the loss of our major asset, the Bank. Further, as a result of any breach and during any cure period or negotiations to resolve a breach or expected breach, our lenders may refuse to make further loans to us, which could affect our liquidity and results of operations.

In the event we breach a covenant in the future or we expect that a breach may occur, we would seek to obtain a waiver from our lender or an amendment to our facility; however, we may not be successful in obtaining necessary waivers or amending our facility. Even if we are successful in obtaining waivers or entering into any such amendments, we could incur substantial costs in doing so, our borrowing costs could increase, and we may be subject to more restrictive covenants than the covenants under our existing facility. Any of the foregoing events could have a material adverse impact on our business and results of operations, and there can be no assurance that we would be able to obtain the necessary waivers or amendments on commercially reasonable terms, or at all.

We may be required to pay significantly higher FDIC deposit insurance premiums and assessments in the future.

Recent insured depository institution failures, as well as deterioration in banking and economic conditions, have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio of the FDIC to historical lows. The FDIC expects a higher rate of insured depository institution failures in the next few years compared to recent years; thus, the reserve ratio may continue to decline. In addition, the deposit insurance limit on FDIC deposit insurance coverage generally has increased to $250,000 through December 31, 2013. These developments will cause the premiums assessed on us by the FDIC to increase and materially increase our noninterest expense.

On December 16, 2008, the FDIC Board of Directors determined deposit insurance assessment rates for the first quarter of 2009 at 12 to 14 basis points per $100 of deposits. Beginning April 1, 2009, the rates increased to 12 to 16 basis points per $100 of deposits. Additionally, on May 22, 2009, the FDIC announced a final rule imposing a special emergency assessment as of June 30, 2009, payable September 30, 2009, based on $0.05 for each $100 of assets, less Tier 1 capital, as of June 30, 2009, but the amount of the assessment is capped at 10 basis points of domestic deposits. The final rule also allows the FDIC to impose additional special emergency assessments on or after September 30, 2009, of up to 5 basis points per quarter, if necessary to maintain public confidence in FDIC insurance. The FDIC has indicated that a second assessment is probable. These higher FDIC assessment rates and special assessments will have an adverse impact on our results of operations. Our FDIC insurance related costs were $2.6 million for the six months ended June 30, 2009 compared to $1.0 million and $818,000 for the years ended December 31, 2008 and 2007, respectively. We are unable to predict the impact in future periods; including whether and when additional special assessments will occur, in the event the economic crisis continues.

We also participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLGP, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLGP’s noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLGP assessments are insufficient to cover any loss or expenses arising from the TLGP program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLGP program upon depository institution holding companies as well. These changes, along with the full utilization of our FDIC deposit insurance assessment credit in early 2009, will cause the premiums and TLGP assessments charged by the FDIC to increase. These actions could significantly increase our noninterest expense in 2009 and for the foreseeable future.

Our allowance for credit losses may be insufficient.

We maintain an allowance for credit losses, which is a reserve established through a provision for credit losses charged to expense, that represents our management’s best estimate of probable inherent losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated credit losses and risks inherent in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, and has been increasing as the economy worsens. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and inherent and as-yet-unidentified losses in the portfolio, all of which may undergo material changes. In addition, the OTS periodically reviews our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. In light of the current economic environment, significant additional provisions for credit losses may be necessary to supplement the allowance for credit losses in the future. If charge-offs in future periods exceed the allowance for credit losses, we will need additional provisions to increase the allowance for credit losses. We cannot assure you that we will not increase the allowance for credit losses further or that the OTS will not require the Bank to increase its allowance, either of which could adversely affect our company. Any increases in the allowance for credit losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations and hinder our ability to make payments on the outstanding obligations of our company.

A significant portion of our loan portfolio is secured by real estate, and a continued downturn in the economy within the markets we serve could significantly hurt our business and prospects for growth.

Real estate lending (including commercial, construction, land development, and residential loans) remains a large portion of the Bank’s loan portfolio, constituting $1.2 billion, or approximately 78% of the Bank’s total loan portfolio, as of June 30, 2009. Real estate values are generally affected by changes in economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax and other laws and acts of nature. A downturn in the real estate markets in which the Bank originates, purchases and services mortgage and other loans could hurt our business because these loans are secured by real estate. In addition, even though the Bank’s real property collateral is currently located throughout the United States, we believe that the amount of such collateral in Colorado, which at June 30, 2009 was $758 million, or 49% of our total loan portfolio, is likely to increase as a result of our community banking strategy. A continuation of the downturn in the real estate markets where the Bank has loans could have a material adverse effect on our business, financial condition and results of operations.

Current market conditions include an over-supply of land, lots, and finished homes in many markets, including those where we do business. At June 30, 2009, approximately 12.4% of our assets were single-family mortgage loans. We had approximately $3.9 million of nonperforming, single-family mortgage loans in our held for investment portfolio and $8.8 million of nonperforming single-family mortgage loans in our held for sale portfolio at June 30, 2009. If housing markets in our market areas continue to deteriorate, we may experience a further increase in nonperforming loans, provisions for loan losses, charges to reduce the carrying value of loans held for sale to the lower of cost or fair value, and charge-offs. While it is difficult to predict how long these conditions will exist and which markets, products or other segments of our loan and securities portfolio might ultimately be affected, these factors could adversely affect our ability to grow our earning assets or affect our results of operations.

The residential and commercial real estate sectors of the U.S. economy experienced an economic slowdown that has continued in 2009. Specifically, the values of residential and commercial real estate located in our market areas have declined, and these declines may continue in the future. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the full value of the collateral that we anticipated at the time of originating the loan, which could require us to increase our provision for credit losses and adversely affect our financial condition and results of operations.

We are subject to risk related to our concentration of construction and land development and commercial real estate loans.

As of June 30, 2009, we had $306.7 million of construction loans and $101.7 million of land development loans, of which $359.8 million, or 88% of the aggregate of such loans, are for projects located in Colorado. Construction loans are subject to risks during the construction phase that are not present in standard residential real estate and commercial real estate loans. These risks include:

•	the viability of the contractor;

•	the value of the project being subject to successful completion;

•	the contractor’s ability to complete the project, to meet deadlines and time schedules and to stay within cost estimates; and

•	concentrations of such loans with a single contractor and its affiliates.

Real estate construction loans may involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan and also present risks of default in the event of declines in property values or volatility in the real estate market during the construction phase. Our practice, in the majority of instances, is to secure the personal guaranty of individuals in support of our real estate construction loans which provides us with an additional source of repayment. At June 30, 2009, we had five nonperforming construction and development loans that totaled $13.9 million and another $2.3 million of assets that have been foreclosed. If one or more of our larger borrowers were to default on their construction and development loans, and we did not have alternative sources of repayment through personal guarantees or other sources, or if any of the aforementioned risks were to occur, we could incur significant losses.

At June 30, 2009, we had $453.3 million of commercial real estate loans. Bank regulatory authorities have issued guidance regarding high concentrations of commercial real estate loans within bank loan portfolios to remind banks that their risk management practices and capital levels should be commensurate with the level and nature of their commercial real estate concentration risk. Banks with higher levels of commercial real estate loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for credit losses and capital levels as a result of commercial real estate lending growth and exposures. If there is deterioration in our commercial real estate portfolio or if the OTS concludes that we have not implemented appropriate risk management policies and practices, it could adversely affect our business and result in a requirement of increased capital levels, and such capital may not be available at that time.

The mortgage loans that the Bank holds are subject to risks of delinquency, foreclosure and loss, which could result in losses to us.

The residential and commercial mortgage loans held in the Bank’s loan portfolio are secured by residential and commercial properties and are subject to risks of delinquency, foreclosure and loss of principal and interest. The ability of a borrower to repay a loan secured by residential property typically is dependent primarily upon the income or assets of the borrower. In addition, other factors that affect the risk of our mortgage loan portfolio include:

•	property location and condition;

•	competition and demand for comparable properties;

•	changes in zoning laws for the property or its surrounding area;

•	environmental contamination at the property;

•	the occurrence of any uninsured casualty at the property;

•	changes in national, regional or local economic conditions;

•	declines in regional or local real estate values;

•	increases in interest rates and/or real estate tax rates;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation and tax laws; and

•	other events such as acts of God, natural disasters, war, terrorism, social unrest and civil disturbances.

In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy, as determined by the bankruptcy court. The lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that can have a substantial negative effect on our originally anticipated return on the foreclosed mortgage loan. Prospectively, it is possible there will be changes in bankruptcy laws, as well as other rules and regulations that impact delinquent mortgage loan borrowers that could negatively impact the total recovery we realize on mortgage loans.

The Bank has invested in loan portfolios, pooled securities and mortgage-backed obligations, which may lead to volatility in cash flow and market risk.

The Bank’s asset portfolio contains large portfolios of single-family residential loans acquired through bulk purchases and purchased U.S. Small Business Administration, or SBA, loans and pools. The Bank’s investment portfolio largely consists of mortgage-backed securities primarily secured by pools of mortgages on single-family residences. When the Bank acquires such mortgage-backed securities and loans, we anticipate that the underlying notes will prepay at a projected rate, thereby generating an expected yield. Prepayment rates generally increase as interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Some of the Bank’s mortgage-backed securities and many of our bulk single-family loan purchases and purchased SBA loans and pools were acquired at a premium purchase price. In accordance with applicable accounting rules, we will write-off such premiums when necessary due to loan prepayments with respect to our held for sale loan portfolio and amortize such premiums over the expected lives of our mortgage-backed securities and loans held for investment. If the underlying assets that the Bank acquired or that secures our mortgage-backed securities prepays more rapidly than anticipated, we would have to write-off or amortize the premium on an accelerated basis, which would adversely affect our profitability.

Our business is subject to interest rate risk.

Our company’s earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect:

•	our company’s ability to originate loans and obtain deposits;

•	the fair value of our company’s financial assets and liabilities; and

•	the average duration of our company’s mortgage-backed securities portfolio.

If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Our earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although our management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our company’s results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our company’s financial condition and results of operations.

Continued declines in interest rates would likely hurt our earnings.

The decline in market interest rates that occurred in 2008 and in particular in the fourth quarter of 2008 negatively impacted our net interest income. While we believe that the continued implementation of our community bank business plan, and its expected change in asset and liability mix, will partially mitigate the impact of lower market rates, any additional declines in interest rates are expected to have a negative impact on net interest income, net interest spread, net interest margin, and overall results of operations.

We must effectively manage our credit risk.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. The Bank attempts to minimize its credit risk with prudent loan application approval procedures, including an analysis of the credit risk, a valuation of the underlying collateral, monitoring of loan concentration within specific industries and geographic locations and periodic independent reviews of outstanding loans by our loan review and audit departments. Nevertheless, we are exposed to significant credit risks, including possible errors in the Bank’s credit analysis, the uncertainty of the borrower’s ability to repay the loans, the uncertainty of future economic conditions and the possibility of loan defaults.

Additional market concern over investment securities backed by mortgage loans could create losses in our investment portfolio.

Although we sold mortgage-backed securities on June 30, 2009 that represented 100% of our exposure to mortgage-backed securities collateralized by option-adjustable-rate mortgage loans, a majority of the Bank’s investment portfolio is comprised of securities where mortgages are the underlying collateral. These securities include agency-guaranteed mortgage-backed securities and senior subordinate-tranche, non-agency, residential-mortgage-backed securities and collateralized mortgage obligations. With the national downturn in real estate markets and the rising mortgage delinquency and foreclosure rates, investors are increasingly concerned about these types of securities, which have negatively impacted the prices of such securities in the marketplace.

Continued negative trends in the loans underlying the mortgage-backed securities could lead to material other-than-temporary impairment charges in the future. The determination of other-than-temporary impairment is a significant estimate and is susceptible to change prospectively. If credit losses on those loans were to exceed the subordinated tranches designed to credit-enhance our securities, we would not receive the full stated interest due on the securities or our full principal balance, or both. Our company and the Bank own both senior and subordinated tranches of these securities. If we were to conclude there were unrealized losses which were other-than-temporary — which we evaluate, by among other factors, considering estimates of recoverability, as well as the duration and severity of the unrealized loss — we would be required under GAAP to reduce the carrying amount of the securities to fair value and record a corresponding charge to earnings for the portion determined to be due solely to credit, and reduce the remainder of the securities to fair value via a corresponding charge to other comprehensive income. The portion of the charge due to credit would also reduce our regulatory capital and negatively impact the Bank’s capital ratios. These negative impacts could significantly impair the Bank’s ability to borrow funds under credit arrangements, as well as negatively impact our material institutional depository arrangements and relationships. In addition, if the Bank determined it was more likely than not that it would sell a security, or that it was more likely than not that it would be required to sell a security, such impairments would be realized through earnings as other-than-temporary impairments. Temporary impairments on available for sale securities and the portion of impairments on held-to-maturity securities in which we have identified as other-than-temporary impairment that is not directly related to credit factors also reduce our book value per share as the changes in the value reduce shareholders’ equity. Although OTS regulations do not proscribe capital ratio levels for our company per se, additional impairments could reduce capital levels further and below levels our management deems prudent.

Many of the loans underlying the senior subordinate-tranche, non-agency, residential-mortgage-backed securities we own have one or more characteristics increasing the risk of default by the borrowers. These characteristics include, among others, declining real estate values that have reduced the prices of many one-to-four family residences below the amount of the outstanding mortgage debt, limited underwriting documentation at mortgage origination which may have permitted borrowers to become mortgagors of obligations beyond their economic means, declining employment in the United States, and other factors.

Declines in the credit and residential housing markets could result in further losses on our mortgage-backed securities.

Credit markets in many sectors have experienced dramatic reductions in liquidity and increases in required returns by investors in credit-sensitive assets. These conditions began in 2007 in the sub-prime mortgage market, but expanded in 2008 to include virtually all non-agency mortgage-backed securities and many other asset-backed markets. At June 30, 2009, approximately 18% of our assets were mortgage-backed securities and approximately 92.5% of those securities were non-agency securities. Recent transactions by distressed sellers, and expectations of further distressed sales, have exacerbated market discounts for mortgage-backed securities and generally removed the majority of typical participants from transactions in non-agency securities. As a result, it is difficult to determine fair values for those securities and would likely be difficult to sell securities in the current market at all. We estimate the fair value of the non-agency securities we own was below amortized cost by approximately $61.4 million, or 15.2%, at June 30, 2009. Though we currently have the intent and ability to hold the securities until repayment, if it became necessary for us to sell non-agency securities, any sales would almost certainly be at a significant discount to par value which would have a negative effect on our operating results and capital position. Due to current market conditions, we may be unable to sell our senior subordinate-tranche, non-agency, residential-mortgage-backed securities when or if required to meet capital demands.

As a regulated entity, the Bank must maintain certain required levels of regulatory capital that may limit our operations and potential growth.

The Bank is subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s and our company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet commitments as calculated under these regulations.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and defined ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to adjusted total assets, also known as the core capital ratio. For the Bank, Tier 1 capital consists of shareholder’s equity excluding unrealized gains and losses on certain securities, less a portion of the Bank’s mortgage servicing asset that is disallowed for capital. For the Bank, total capital consists of Tier 1 capital plus the allowance for loan and lease loss less a deduction for low level recourse obligations.

At June 30, 2009, the Bank exceeded the amounts required to be well capitalized with respect to all three required capital ratios. To be well capitalized, a bank must generally maintain a Tier 1 core capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. However, the OTS could require the Bank to increase its capital levels. For example, regulators have recently required banking companies to maintain a core capital ratio of at least 8% and a total risk-based capital ratio of at least 12%, and the Bank believes that, based on conversations with the OTS following its recent examination of the Bank, the OTS may require the Bank to maintain a core capital ratio of at least 8% and a total risk-based capital ratio of at least 12%. Following this offering and assuming a $69.1 million capital contribution by us to the Bank, the Bank, at June 30, 2009, would have had a pro forma core capital ratio of 9.82%, a pro forma Tier 1 risk-based capital ratio of 12.72%, and a total risk-based capital ratio of 13.82%. These pro forma ratios do not give effect to any additional capital that may be required as a result of downgrades in our senior subordinate-tranche, non-agency, residential-mortgage-backed securities after June 30, 2009, as discussed below. If the OTS requires the Bank to maintain capital levels above the well-capitalized standards and if this offering is not successful, the Bank may have to reduce assets, seek alternative means to increase capital, or both.

Many factors affect the calculation of the Bank’s risk-based assets and the Bank’s ability to maintain the level of capital required to achieve acceptable capital ratios. For example, changes in risk weightings of assets relative to capital such as those arising from ratings downgrades to the Bank’s senior subordinate-tranche, non-agency, residential-mortgage-backed securities, and other factors may combine to increase the amount of risk-weighted assets in the pro forma Tier 1 risk-based capital ratio and the total risk-based capital ratio. Any increases in the Bank’s risk-weighted assets will require a corresponding increase in the Bank’s capital to maintain the applicable ratios. In addition, recognized loan losses in excess of amounts reserved for such losses, loan impairments, and other factors will decrease the Bank’s capital, thereby reducing the level of the applicable ratios.

If any of the Bank’s senior subordinate-tranche, non-agency, residential-mortgage-backed securities were to be downgraded below investment grade by one or more of the nationally recognized securities rating organizations, or NRSROs, which rate the securities, we could be required to maintain additional capital.

We hold a number of senior subordinate-tranche, non-agency, residential-mortgage-backed securities which were rated AAA by one or more NRSROs when the Bank acquired them. If any of these securities are downgraded two or more grades below investment grade by any one NRSRO, the Bank is required to maintain additional risk-based capital in support of such securities if the Bank elects to continue to hold such securities. The total amount of risk-based capital required may be as great as the Bank’s amortized cost of such security. If this were to occur, and the Bank did not have enough risk-based capital to meet its required risk-based capital ratios, the Bank may have to raise additional capital or sell assets in order to maintain its required risk-based capital ratios. If additional capital was not available to the Bank when needed, the Bank would have to consider other alternatives for downgraded senior subordinate-tranche, non-agency, residential-mortgage-backed securities or implement other capital planning strategies to maintain its required capital ratios. These alternatives or other strategies could negatively affect our results of operations, cash flows and financial position. With the distress in the United States mortgage market ensuing since Spring 2008, many of the Bank’s senior subordinate-tranche, non-agency, residential-mortgage-backed securities, formerly rated investment grade, have been downgraded to two or more grades below investment grade by one or more NRSROs.

As of June 30, 2009, we held senior subordinate-tranche, non-agency, residential-mortgage-backed securities with an amortized cost of $138.8 million for which the Bank was required to maintain $31 million of regulatory risk-based capital in order to hold such securities and maintain a total risk-based capital ratio of at least 10%.

At August 31, 2009, we held senior subordinate-tranche, non-agency, residential-mortgage-backed securities with an amortized cost of $134.9 million, of which $91.4 million in amortized cost were rated two or more grades below investment grade by at least one NRSRO. Due to ratings changes by one or more NRSROs and due to changes in the performance of the residential mortgages underlying those securities, the amount of regulatory risk-based capital required by the Bank to continue to hold such securities, and maintain a total risk-based capital ratio of at least 10%, has increased. Assuming no further changes in NRSRO ratings or the performance of the residential mortgages underlying the securities prior to September 30, 2009, we believe the Bank will be required to allocate additional risk-based capital in the estimated amount of $43.5 million to these securities in order to maintain a total risk-based capital ratio of 10% at September 30, 2009. The OTS may require the Bank to maintain a total risk-based capital ratio of at least 12% by a future date. See the risk factor below entitled, “The Bank is currently being examined by its primary federal regulator but has not yet received the final results of the examination or any definitive indication of whether the regulator will ask the Bank to enter into an informal or formal enforcement agreement and the level of capital ratios that the Bank may be required to maintain.”

We are unable to predict with any degree of accuracy what amount, if any, of additional regulatory capital may be required by the Bank to maintain ownership of its senior subordinate-tranche, non-agency, residential-mortgage-backed securities and still maintain a regulatory risk-based capital ratio of at least 10% as future regulatory capital requirements will depend on factors beyond our control including, without limitation: (i) the speed of principal repayments on the residential mortgages underlying the non-agency, residential-mortgage-backed securitizations of which the Bank’s securities are a senior subordinate-tranche, or the securitizations; (ii) future downgrades, if any, of the investment rating of our securities by any one NRSRO; (iii) the level of payment delinquencies extending in excess of 90 days for any residential mortgage underlying the securitizations; and (iv) other factors. Any additional downgrades by the NRSROs to two or more grades below investment grade, as well as increases in payment delinquencies over 90 days, could have a material adverse effect on the Bank’s ability to hold its senior subordinate-tranche, non-agency, residential-mortgage-backed securities and still maintain a regulatory risk-based capital ratio of at least 10%.

The Bank is currently being examined by its primary federal regulator but has not yet received the final results of the examination or any definitive indication of whether the regulator will ask the Bank to enter into an informal or formal enforcement agreement and the level of capital ratios that the Bank may be required to maintain.

In the first and second quarters of 2009, the OTS, the Bank’s primary federal regulator, conducted a regularly scheduled examination of the Bank’s condition as of March 31, 2009. Although the Bank has not yet received the final results of that examination, the OTS has provided informal, preliminary findings to the Bank’s senior management, and the Bank’s president has had several conversations with representatives of the OTS regarding the examination findings. Based on the preliminary exam findings and these conversations, we believe that the OTS may request that the Bank enter into an informal agreement, such as a memorandum of understanding, with the OTS requiring the Bank to maintain a core capital ratio of at least 8% and a total risk-based capital ratio of at least 12% by some future date. As set forth under “Use of Proceeds,” one of the primary purposes of this offering is to enable us to contribute capital to the Bank to support its regulatory capital needs. The understanding set forth above is based on conversations with representatives of the OTS, but the Bank has not received any formal writing from the OTS. The examination still has not been concluded and we are unable to predict with any certainty when such examination will be concluded or what, if any, regulatory direction the OTS will impose on the Bank. There can be no assurance that the net proceeds we receive from this offering will be sufficient for the Bank to maintain the capital ratios that the OTS may require.

As a savings bank, pursuant to the Home Owners’ Loan Act, or HOLA, the Bank is required to maintain a certain percentage of its total assets in HOLA-qualifying loans and investments, which limits our asset mix and could significantly restrict our ability to sell certain assets to obtain liquidity.

A savings bank or thrift differs from a commercial bank in that it is required to maintain at least 65% of its total assets in HOLA-qualifying loans and investments, such as loans for the purchase, refinance, construction, improvement, or repair of residential real estate, home equity loans, educational loans and small business loans. To maintain our thrift charter we have to pass the Qualified Thrift Lender test, or QTL test, in 9 out of 12 of the immediately preceding months. The QTL test limits the extent to which we can grow our commercial loan portfolio. However, a loan that does not exceed $2 million (including a group of loans to one borrower) and is for commercial, corporate, business, or agricultural purposes is not so limited. We may be limited in our ability to change our asset mix and increase the yield on our earning assets by growing our commercial loan portfolio.

In addition, if we continue to grow our commercial loan portfolio and our single-family loan portfolio declines, it is possible that in order to maintain our QTL status, we could be forced to buy mortgage-backed securities or other HOLA-qualifying assets at times when the terms might not be attractive. Alternatively, we could find it necessary to pursue different structures, including converting the Bank’s thrift charter to a commercial bank charter.

Our quarterly results may fluctuate, and our results for a particular quarter may not necessarily be indicative of our results for any future period.

Our financial results are subject to significant quarterly fluctuations as a result of, among other things, our loan production, opening of new branch locations, development of new products and services, premium amortization caused by prepayments of certain wholesale assets, such as our single-family mortgage loans, guaranteed SBA loans and pooled securities and changes in interest rates. Our operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of our control, including general economic conditions, economic conditions in the financial industry, the effects of governmental regulations and regulatory changes, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by us or our competitors and the mix of services sold. In response to a changing competitive environment, we may elect from time to time to make certain pricing, service, or marketing decisions or enter into strategic alliances or make investments that could have a material adverse effect on our business, results of operations, financial condition and cash flow. Accordingly, our results of operations for any particular quarter are not necessarily indicative of the results that may be achieved for any succeeding quarter or for the full fiscal year.

If we sell mortgage loans or mortgage servicing rights and the underlying loan defaults, we may be liable to the purchaser for unpaid principal and interest on the loan.

In the ordinary course of selling mortgage loans or mortgage servicing rights and in accordance with industry standards, we make certain representations and warranties to purchasers. If a loan defaults and there has been a breach of representations or warranties and we have no recourse against a third party, we may become liable for the unpaid principal and interest on the defaulted loan. In such a case, we may be required to repurchase the mortgage loan and bear any subsequent loss on the loan. When we purchased mortgage servicing rights or mortgage loans, we also may have been exposed to liability to the extent that an originator or other seller of the servicing rights is unable to honor its representations and warranties to us. Our company has established a reserve for repurchases that may be required in connection with loans we originated and sold in connection with the sale of our wholesale production platform in 2003.

United Western Bank relies on wholesale funding sources for secondary and contingent liquidity sources.

The Bank utilizes borrowings from the Federal Home Loan Bank, or FHLBank, system, brokered certificates of deposits and repurchase agreements for secondary and contingent sources of liquidity. Also, from time to time, the Bank utilizes these sources to capitalize on market opportunities to fund investment and loan initiatives. To the extent such wholesale sources depend upon collateralized borrowings, declines in asset quality or the fair value of the underlying instruments could reduce our wholesale borrowing capacity. If the Bank were unable to obtain or maintain our access to funding or if adequate funding is not available to accommodate future growth at acceptable interest rates, it would have to find alternative sources of liquidity, which, if available, would probably be at a higher cost and on terms that do not match the structure of our liabilities as well as the existing wholesale funding sources. In addition, our company relies on wholesale bank funding for parent company funds. If such funds were not available from the banking sector, securing alternative funding could cause disruption to our business. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

At June 30, 2009, we had outstanding indebtedness to FHLBank Topeka in the amount of $190 million. FHLBank Topeka currently limits our ability to pledge senior subordinate-tranche, non-agency, residential-mortgage-backed securities as collateral against our borrowings from them to securities rated AA by at least one NRSRO. If the rating agencies were to downgrade any of the eligible securities that we have pledged to FHLBank Topeka to an unacceptable rating, our borrowing capacity would be reduced by $54.9 million as of June 30, 2009. If FHLBank Topeka reduced our borrowing capacity, and we were not able to replace the financing on similar terms, our liquidity could be materially and adversely affected. It may be difficult to secure replacement financing in the current credit markets.

Curtailment of government guaranteed loan programs could affect our SBA business.

The Bank’s small business department relies on originating, purchasing, pooling and selling government guaranteed loans, in particular those guaranteed by the SBA. From time to time, the government agencies that guarantee these loans reach their internal limits and cease to guarantee loans for a period of time. In addition, these agencies may change their rules for loans or legislation may discontinue or change the programs. If changes occur, the volumes of loans that qualify for government guarantees could decline, which could in turn reduce the profitability of the Bank’s small business department.

We are exposed to risk of environmental liabilities.

If we foreclose and take title to real estate, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

Failure in our automated systems and controls could subject us to increased operating or other liabilities.

We depend heavily upon our automated systems and controls for our business and operations. These systems and controls support the evaluation, acquisition, monitoring, collection and administration of our loan and servicing portfolios, depository, general accounting and other management functions, as well as the brokerage functions we perform. The failure of the automated systems, including a failure of data integrity or accuracy, could have a material adverse effect on our business and financial condition.

In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us against damage from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. A failure of such security measures could have an adverse effect on our financial condition and results of operations.

Breaches of our computer and network security systems may result in customer information being compromised and/or identity theft.

We maintain personal and financial information about our current, past and potential customers on our computer systems and network infrastructure, such as customer names, addresses, social security numbers, tax identification numbers, bank account numbers, information on loan applications and other sensitive personal and financial information. In addition, our customers may use the Internet to connect to the Bank’s website to retrieve information about their accounts and to conduct online transactions, such as online bill payments. If the security of our encrypted computer systems and network infrastructure responsible for storing our customers’ personal and financial data and information or the security of our online banking Internet services is breached, then customer information could be stolen and misused. Such misuse could include the loss of privacy resulting from the sale or disclosure of the information to third parties, credit fraud or other consequences of identity theft to the customer. While we believe that our current encrypted systems meet or exceed all commercial standards for network security, new criminal schemes or capabilities could compromise or breach our systems and network infrastructure. If our security measures fail to protect our customer’s information, our existing and future customer base may be adversely affected, we may become subject to customer claims or lawsuits, our public image may be diminished, and our results of operations and financial condition could be adversely affected.

We may be adversely affected by extensive supervision and regulation, as well as by future changes in laws and regulations.

In June 2009, the U.S. Department of the Treasury, or Treasury, issued a “white paper” containing federal legislative proposals that, if enacted into law, would make substantial changes to the present U.S. financial services regulatory framework. One legislative proposal would be to eliminate the OTS and the federal savings bank or “thrift” charter, subject to “reasonable transition arrangements.” One of these transition arrangements might involve, on a going-forward basis, converting the federal thrift charter into a national bank charter, which would result in the Office of the Comptroller of the Currency (or successor thereto) having principal regulatory and supervisory authority over former thrift institutions. The Bank conducts its business pursuant to a federal thrift charter. As of the date of this prospectus, the legislative proposals contained in the Treasury white paper, including its proposal to eliminate the federal thrift charter are being considered by the U.S. House of Representatives and the U.S. Senate. However, it is not clear whether the proposal to eliminate the federal thrift charter will become law, and if such proposal does become law, how the Bank would be regulated and supervised. If Congress eliminates the OTS and the Bank is required to convert its charter to a national bank charter, our company would no longer be regulated by the OTS, and it is possible we would be regulated by the Federal Reserve as a bank holding company.

Any change in the laws or regulations applicable to us, or in supervisory policies or examination procedures of banking regulators, whether by the OTS, the FDIC, the Treasury, the FHLBank System, the United States Congress, the Texas Department of Banking, or other federal or state regulators, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Bank regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement powers. They may, among other things, impose restrictions on the operation of a banking institution, the classification of assets by such institution and such institution’s allowance for credit losses. Additionally, bank regulatory authorities have the authority to bring enforcement actions against banks and their holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the agency. Possible enforcement actions against us could include the issuance of a cease-and-desist order that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, the appointment of a conservator or receiver, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders.

Regulatory and law enforcement authorities also have wide discretion and extensive enforcement powers under various consumer protection and civil rights laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Truth-in-Saving Act, the Federal Trade Commission Act and Colorado’s deceptive trade practices act. These laws also permit private individual and class action lawsuits and provide for the recovery of attorneys fees in certain instances.

If our application for proceeds under the Treasury’s Capital Purchase Program, or CPP, is accepted and we elect to participate, we will be required to enter into agreements with the Treasury that the Treasury may amend for any reason at any time. We are unable to predict the scope or extent of any future amendments that Treasury may mandate under its CPP documents, all or some of which may impose additional regulatory burdens on us. Further, in order to accept CPP proceeds, we will be required to enter into a “source of strength” agreement with the OTS that will require us, as and when requested by the OTS, to provide financial and managerial support to the Bank. There can be no assurance that we will be able to supply the support requested by the OTS due to limitations on our own financial and managerial resources at the time of such request and our failure to provide the requested support may lead to regulatory enforcement action or actions against us and the Bank by the OTS.

If our company were to suffer loan losses similar in amounts to those that may be predicted by a SCAP test, they could have a material adverse effect on our results of operation or financial condition, and the price, and market for, our common stock, and could require the need for additional capital.

Bank regulatory authorities, in connection with the Supervisory Capital Assessment Program, or SCAP, recently administered a stress or SCAP test to the nation’s 19 largest banks. The SCAP test is based on a 2-year cumulative loan loss assumption that represents two scenarios, a “baseline” scenario that assumed a consensus forecast for certain economic variables and a “more adverse” than expected scenario to project a more significant downturn. These scenarios are not forecasts or projections of expected loan losses.

While bank regulatory authorities have not administered a SCAP test to our loan portfolio (both loans held for investment and loans held for sale), we, in conjunction with a third-party consultant, performed a stress test of our loan portfolio to determine the potential effects on our capital as a result of the persistence of the economic factors identified in the SCAP test and to assess the potential exposure for increased nonperforming assets. The analysis was designed to approximate the SCAP test, with specific adjustments based on more current economic data reflective of the market areas in which our loans are located.

If the results of the SCAP test were to be applied to our loan portfolio, the estimated cumulative loan losses over the next six quarters ending December 31, 2010 under the “baseline” scenario may be $13.5 million, and under the “more adverse” scenario may be $19.1 million. These scenarios do not take into account our existing allowance for loan losses or existing lower of cost or fair value write downs which exceed these amounts. Nevertheless, if we were to suffer aggregate loan losses similar in amounts to those that may be predicted by a SCAP test, they could have an adverse effect on our results of operation or financial condition, and the price, and market for, our common stock, and could require the need for additional capital.

UW Trust Company is subject to regulation as a trust company and could be the subject of third party actions.

As a Texas chartered trust company, UW Trust is subject to supervision, regulation and examination by the Texas Department of Banking. UW Trust’s activities are limited by applicable law generally to acting as a trustee, executor, administrator, guardian or agent for the performance of any lawful act, and to accumulate money when authorized under applicable law.

UW Trust has been in the past, and may be in the future, subject to claims by third parties regarding breach of contract, breach of fiduciary duty, or similar claims alleging violation of duty or law. While we believe applicable law supports our view of UW Trust’s duties, or lack thereof, in that regard, there can be no assurances that we will prevail in any litigation or other proceeding challenging the matter.

Our ability to service our debt and pay dividends is subject to our ability to receive dividends from our subsidiaries.

We are a separate legal entity from our subsidiaries and do not have significant operations of our own. We currently depend on our cash, mortgage-backed securities, credit facilities and liquidity as well as dividends from our subsidiaries to pay our operating expenses and service our debt. There is no assurance that our subsidiaries will continue to have the capacity to pay us the necessary dividends to satisfy our obligations. In particular, the availability of dividends from the Bank is limited by various statutes and regulations. Depending upon the financial condition of the Bank and other factors, it is possible that the OTS could assert that the payment of dividends or other payments by the Bank are an unsafe or unsound practice. If the Bank or our other subsidiaries are unable to pay dividends sufficient to satisfy our obligations, we may not be able to service our debt, pay our obligations as they become due or pay dividends on our common stock.

Significant legal actions could subject our company to substantial liabilities.

We are from time to time subject to various legal claims related to our operations. These claims and legal actions, including potential supervisory actions by our company’s regulators, could involve large monetary claims and significant defense costs. As a result, we may be exposed to substantial liabilities, which could adversely affect our results of operations and financial condition.

Risks Related to our Business Strategy

We may be unable to fully implement our community banking business strategy.

We are 44 months into our community bank transition, and in order to complete the execution of this strategy we must, among other things:

•	attract sufficient commercial business and retail deposits;

•	attract and maintain business banking relationships with businesses in the markets in which we serve;

•	attract and retain experienced and successful commercial and community bankers;

•	identify and pursue suitable opportunities for opening new branches in the Colorado Front Range and selected mountain community markets;

•	maintain adequate regulatory capital and comply with applicable federal and state regulations; and

•	originate community bank loans and maintain adequate asset quality.

Failure to achieve these strategic goals could adversely affect our ability to fully implement our community banking business strategies as well as our overall financial condition and results of operations.

We may not be able to effectively manage our proposed growth.

Our business strategy contemplates, in part, an increase in our franchise value by expanding into additional communities in the Colorado Front Range and selected mountain communities through a branch network for the Bank. To the extent that we undertake additional branch openings, we are likely to experience the effects of higher operating expenses relative to operating income from our expansion efforts for a period of time. We intend to make our loan production office in Aspen, Colorado a full-service branch, and we may acquire or lease other sites for future expansion. While we are committed to this strategy, our expansion could significantly burden our infrastructure or we may be unable to manage this growth. In addition, we may enter new lines of business or pursue other strategies intended to complement our community banking business plan implementation. To the extent we undertake such actions, we may experience higher operating costs and these new activities may not be successful.

We may not be able to attract and retain key personnel.

Our business strategy requires us to attract and to retain management experienced in community banking and financial services who live in the communities we serve. Our ability to retain our existing executive officers, regional presidents, and community banking staff is important to the successful implementation of our strategy. The unexpected loss of key personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business.

Adverse economic conditions in the Colorado Front Range and our mountain community markets could impair the execution of our business strategy.

The success of our business strategy depends primarily on the general economic conditions in our markets because local economic conditions will materially affect commercial real estate, including construction and land development, and residential loans originated, the ability of the borrowers to repay these loans and the value of the collateral securing these loans.

Our possible participation in the TARP CPP may place significant restrictions on our operations.

Under the Troubled Asset Relief Program’s, or TARP, CPP, in the event that the Treasury approves our pending CPP application and we elect to participate in CPP, our ability to declare or pay dividends on any of our shares is limited. Specifically, we would not be permitted to pay dividends on our common stock without the Treasury’s approval unless all of the preferred stock issued under CPP has been redeemed or transferred by the Treasury to unaffiliated third parties. In addition, our ability to repurchase shares of our common stock and other securities would be restricted. The consent of the Treasury generally is required for us to make any stock repurchases (other than in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice), unless all of the outstanding shares of preferred stock have been redeemed or transferred by the Treasury to unaffiliated third parties. Further, we may not repurchase shares of our common stock if we are in arrears on the payment of preferred stock dividends.

In the event our application is accepted and we elect to participate in the TARP CPP, we would also be subject to the Treasury’s current standards for executive compensation and corporate governance for the period during which we have any outstanding obligation to Treasury, or the TARP Period. On June 10, 2009, Treasury, under the Emergency Economic Stabilization Act of 2008, or EESA, as amended by the American Recovery and Reinvestment Act of 2009, or ARRA, issued an interim final rule establishing these current standards.

These current standards generally would apply to our named executive officers (i.e., our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated senior executive officers). In addition, under certain circumstances, these standards would apply to our most highly compensated employees, even if they are not our named executive officers. Under the current standards:

•	we would be required to ensure that any bonus payment made to our named executive officers or our next 20 most highly compensated employees is subject to a contractual provision for recovery or “clawback” by us if the bonus payment was based on materially inaccurate financial statements (which includes, but is not limited to, statements of earnings, revenues, or gains) or any other materially inaccurate performance metric criteria;

•	we would be prohibited from making any “golden parachute payment” (i.e., any payment for the departure from our company for any reason, or any payment due to a change in control of our company, except for payments for services performed or benefits accrued) to a named executive officer and any of our next five most highly compensated employees;

•	we would be prohibited from paying or accruing any bonus, retention award or incentive compensation to at least five of our most highly compensated employees (other than long-term restricted stock or stock units, as long as the value of the restricted stock or units is no greater than one-third of the affected employee’s annual compensation and the award does not fully vest until the end of the TARP Period);

•	we would be required to establish a company-wide policy regarding “excessive or luxury” expenditures;

•	we would be prohibited from providing tax gross-ups to any of our named executive officers and our next 20 most highly compensated employees;

•	we would be required to include in any proxy statement for any annual or other meeting of our shareholders a separate non-binding shareholder vote to approve the compensation of our named executive officers;

•	we would be required to maintain compensation plans that do not contain features that (i) unnecessarily expose our company to risks, (ii) encourage our named executive officers to take unnecessary and excessive risks that threaten the value of our company or (iii) encourage the manipulation of our reported earnings; and

•	we would not be able to claim a deduction, for federal income tax purposes, for compensation paid to any of the named executive officers in excess of $500,000 per year. The change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods.

Our compensation committee would be responsible for monitoring and evaluating our compliance with these standards. Our compensation committee would be required to provide certifications as to our compliance with these standards in our annual proxy statement within 120 days of the end of each fiscal year during the TARP Period, while our Chief Executive Officer and Chief Financial Officer would have to do so in our Annual Report on Form 10-K within 90 days of the end of each fiscal year during the TARP Period.

The restrictions on bonuses and incentive compensation cited above (as well as any future ones) may result in us issuing additional shares of our common stock to compensate our executive officers that likely would result in dilution to our common shareholders and could have an adverse impact on the market value of our common stock.

The TARP CPP and ARRA may cause uncertainty among affected executives and thus result in such executives seeking employment elsewhere. If we are not able to manage effectively any such uncertainty, it could adversely affect our ability to execute our business plan. Such recent regulations are having, and future legislation and regulations will also have, a significant impact on the financial services industry, which changes could cause us to modify the way we operate our business and could adversely affect our profitability.

Risks Relating to this Offering and Ownership of Our Common Stock

The trading volume of our stock is low.

The low trading volume in our common shares on the NASDAQ Global Market means that our shares may have less liquidity than other publicly traded companies. We cannot ensure that the volume of trading in our common shares will increase in the future. Furthermore, to the extent shares are concentrated in a relatively small group of holders, a seller could be subject to significant adverse price volatility and price fluctuation. At June 30, 2009, based on filings made by third parties with the Securities and Exchange Commission, we believe that six holders owned 52.9% of our outstanding common stock. This includes shares held by our Chairman of the Board, Guy A. Gibson, who owns 1,325,985 shares, or 18.1% of our outstanding common stock.

We may issue additional shares of common or preferred stock, which may cause dilution and other risks.

Our board of directors may authorize the issuance of additional common or preferred stock, or securities convertible into common or preferred stock, in connection with future equity offerings, acquisitions of securities or assets of other companies or to be used as compensation for our executive officers. Furthermore, there are significant implementation risks associated with the acquisition and integration of another entity into our company that could adversely impact our financial condition and results of operations. Our board may also classify or reclassify any unissued preferred stock and set the preferences, rights and other terms of the classified or reclassified shares, including the issuance of preferred stock with preference rights over the common stock with respect to dividends, liquidation, voting and other matters. In any event, the issuance of additional shares of our common stock could be dilutive to shareholders who do not invest in future offerings. Moreover, to the extent that we issue options, warrants or similar instruments to purchase our common stock in the future and those options, warrants or similar instruments are exercised or we issue restricted stock which subsequently vests, our shareholders may experience future dilution.

Preferred shares that we would issue if we participated in the CPP will impact net income available to holders of our common shares and earnings per common share, and the related warrant to be issued to the U.S. Treasury may be dilutive to holders of our common shares.

As disclosed above, we have applied for an investment by the Treasury under the TARP CPP pursuant to the EESA, as amended. If the Treasury agrees to make such investment in us and we elect to participate in the CPP, the terms of such investment will include the issuance of senior preferred stock coupled with 15% warrant coverage. While the additional capital we may raise through our possible participation in the CPP will provide further funding to our business, and we believe will improve investor perceptions with regard to our financial position, it will increase our equity and the number of actual and diluted outstanding common shares as well as our preferred stock dividend requirements. The dividends declared and the accretion of discount on the preferred stock issued to Treasury will reduce the net income available to holders of our common shares and our earnings per common share. The preferred shares will also receive preferential treatment in the event of our liquidation, dissolution or winding up. Additionally, the ownership interest of the existing holders of our common shares will be diluted to the extent the warrant we will be required to issue to the Treasury in conjunction with the sale of the preferred shares is exercised. Because the number of common shares available to the Treasury under the warrant is not determined until the final closing, we are unable to currently determine the number of common shares we will have to make available to the Treasury under the warrant. Although the Treasury has agreed not to vote any of the common shares it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any common shares acquired upon exercise of the warrant is not bound by this restriction.

The market price of our common stock may fluctuate significantly.

The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay. The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, including some that are beyond our control and that may not be directly related to our operating performance. These factors include the following:

•	changes in earnings estimates or recommendations by analysts who cover our common stock;

•	variations in our quarterly operating results or the quarterly financial results of companies perceived to be competitors or similar to us;

•	changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our shareholders or the incurrence of additional debt; and

•	changes in general economic and market conditions.

We will have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

While we have specified the application of a significant portion of the net proceeds from this offering, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Although we intend to use the net proceeds from this offering to support the growth and related regulatory capital needs of the Bank, and apply toward general working capital purposes, we cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or financial condition and could cause the price of our common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Our forward-looking statements include, but are not limited to, statements regarding our “expectations,” “hopes,” “beliefs,” “intentions,” or “strategies” regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should” and “would,” as well as similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	the effect of conditions in the financial markets and economic conditions generally;

•	our reliance on institutional deposits;

•	our ability to raise additional capital;

•	our ability to comply with our debt covenants;

•	increased FDIC deposit insurance premiums and assessments;

•	the adequacy of our allowance for credit losses;

•	the concentration of our loan portfolio in real estate and construction and land development;

•	risks related to mortgage loans held by the Bank;

•	our exposure to interest rate risk;

•	our ability to manage credit risk;

•	market concerns and risks related to our investment securities backed by mortgage loans;

•	the Bank’s ability to maintain required levels of regulatory capital;

•	the results of the regulatory examination and supervision process;

•	governmental regulations;

•	fluctuations in our quarterly results;

•	our ability to achieve adequate liquidity;

•	environmental laws and regulations;

•	the adequacy of our automated systems and computer and network security;

•	our ability to pay dividends;

•	the lawsuits we are defending;

•	our ability to implement our business strategy;

•	our ability to manage our growth;

•	our ability to retain our management and key employees; and

•	our possible participation in the Treasury’s Troubled Asset Relief Program.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties, or assumptions, many of which are beyond our control, which may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

Assuming a public offering price of $4.99 per share, we estimate that we will receive net proceeds of $74.1 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to:

•	contribute $69.1 million to the Bank to support its growth and related regulatory capital needs; and

•	pay down $5.0 million of our revolving indebtedness to a third-party financial institution under our senior credit facility, which bears interest at 30-day LIBOR plus 3.0% and matures on September 30, 2009.

We expect to use any additional net proceeds for FDIC-assisted or other acquisitions to grow our business and for general working capital purposes. The amounts and purposes for which we allocate the net proceeds of this offering may vary depending upon a number of factors, including future revenue and the amount of cash generated by our operations.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “UWBK.” The following table sets forth the quarterly market price for our common stock and cash dividends paid per share of our common stock for the quarters indicated:

	Sales Price Per Share		Dividends
	High	Low	Paid

Quarter Ended:
September 30, 2009 (through September 4, 2009)	$10.17	$4.80	$0.00	(a)
June 30, 2009	10.85	4.44	0.06
March 31, 2009	9.98	4.40	0.06

December 31, 2008	$12.15	$6.98	$0.06
September 30, 2008	13.68	9.92	0.06
June 30, 2008	18.08	12.42	0.06
March 31, 2008	20.09	15.60	0.06

December 31, 2007	$22.30	$19.73	$0.06
September 30, 2007	25.65	20.49	0.06
June 30, 2007	26.32	23.11	0.06
March 31, 2007	24.50	19.69	0.06

(a)	On August 7, 2009, we announced that our board of directors declared a quarterly cash dividend of $0.01 per share payable on September 15, 2009, to shareholders of record as of the close of business on September 4, 2009.

At September 4, 2009, there were 7,345,666 shares of our company’s common stock outstanding held by 150 holders of record, which excludes beneficial owners who hold their shares through nominees or in “street” name. The closing price per share of our common stock on September 4, 2009, was $4.99.

DIVIDEND POLICY

Our company’s management and board of directors are currently committed to continuing to pay regular cash dividends; however, there can be no assurance as to future dividends because they are dependent on our company’s future earnings, capital requirements, and financial condition. Also, we are prohibited from paying dividends on our common stock if the scheduled payments on our junior subordinated debentures have not been made. In addition to adhering to our internal target payout ratio, there are regulatory restrictions on our ability to pay dividends, as well as the ability of UW Trust, UW Investment and the Bank to pay dividends to our company. If our pending application is approved by the Treasury and we elect to participate in the CPP, our ability to pay dividends could be further restricted because participants in the CPP may not increase dividends paid on common stock during the first three years of participation without the consent of the Treasury. Further, participants in the CPP may not pay dividends unless all accrued dividends owed to the Treasury are fully paid.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2009 and as adjusted to reflect the sale of the 16,032,064 shares of common stock offered by us in this offering at an assumed public offering price of $4.99 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses and giving effect to our receipt of the estimated net proceeds of approximately $74.1 million.

	June 30, 2009
	Actual	As Adjusted
	(Dollars in thousands)

Shareholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	$—	$—
Common stock, $0.0001 par value, 50,000,000 shares authorized; 7,341,827 shares issued and outstanding, actual; 23,373,891 issued and outstanding, as adjusted(1)	1	3
Additional paid-in capital	24,593	98,718
Retained earnings	107,139	107,139
Accumulated other comprehensive loss	(2,065)	(2,065)

Total shareholders’ equity	129,668	203,795

Total capitalization	$129,668	$203,795

United Western Bancorp Ratio:
Leverage ratio	5.35%	8.16%
Bank Regulatory Capital Ratios(2):
Core capital ratio	7.2%	9.8%
Tier 1 risk-based capital	9.1	12.7
Total risk-based capital	10.2	13.8

(1)	Excludes the following:

•	465,068 shares of common stock issuable upon the exercise of stock options outstanding at June 30, 2009, with a weighted average exercise price of $19.97 per share;

•	935,356 shares of common stock reserved for issuance under equity incentive plans at June 30, 2009;

•	145,005 shares of common stock reserved for issuance under our employee stock purchase plan at June 30, 2009; and

•	up to 2,404,809 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

(2)	The as adjusted Bank regulatory capital ratios assume a $69.1 million capital contribution by us to the Bank from the proceeds of this offering.

Please read the capitalization table together with the section entitled “Summary Selected Consolidated Financial Data” and our financial statements and related notes incorporated by reference in this prospectus.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 5,000,000 shares of preferred stock, par value $0.0001 per share, and 50,000,000 shares of common stock, par value $0.0001 per share. The following description of our capital stock is intended to be a summary and does not describe all provisions under our articles of incorporation or bylaws or Colorado law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our articles of incorporation and bylaws, which are included as exhibits to the Form S-1 registration statement of which this prospectus is a part.

Common Stock

As of September 4, 2009, there were 7,345,666 shares of common stock outstanding held by 150 holders of record, which excludes beneficial owners who hold their shares through nominees or in “street” name. Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefor. Each share of common stock entitles the holder thereof to one vote. Cumulative voting for the election of directors is not permitted, which means that the holders of the majority of shares voting for the election of directors can elect all members of the board of directors. Except as otherwise required by law, a majority vote is sufficient for any act of the shareholders. The holders of common stock are entitled to receive the assets of our company remaining after payment of liabilities proportionate to their pro rata ownership of the outstanding shares of common stock. All shares of common stock now outstanding are fully paid and non-assessable.

Preferred Stock

As of September 4, 2009, there were no shares of preferred stock outstanding. Our board of directors is authorized, without further action of the shareholders, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Anti-Takeover Effects of the Rights Agreement and Certain Provisions in Our Articles of Incorporation and Bylaws and Colorado Law

Our Rights Agreement, as described below, articles of incorporation and bylaws contain a number of provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of us. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. These provisions are summarized below.

Rights Agreement

Our board of directors has adopted a Rights Agreement, which became effective in November 2002. Generally, shareholder rights plans, such as the Rights Agreement, are designed to encourage potential acquirers to negotiate directly with our shareholders’ elected board, which is in the best position to negotiate on behalf of all shareholders, evaluate the adequacy of any potential offer and protect shareholders against unfair and abusive takeover tactics. Shareholder rights plans may prevent abusive takeovers that include hostile tender offers made at less than fair price and partial and two-tiered offers that discriminate among our shareholders. Because a shareholder rights plan can be an effective tool in a hostile takeover attempt, the board believes the adoption of such a plan is appropriately within the scope of its responsibilities. The Rights Agreement is designed to prevent any potential acquirer from obtaining control of us without negotiating the terms of the transaction with the board of directors.

Under the Rights Agreement, among other things, in the event of an acquisition of, or an announced tender offer for, 20% or more of our outstanding common stock, holders of the common stock will have been granted the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, or the preferred shares, of our company, for each share of common stock then held, at an expected price of $40 per one one-thousandth of a preferred share, subject to adjustment. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of the board of directors.

Authorized but Unissued Shares

Our articles of incorporation provide that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval; however, such issuances are subject to various limitations imposed by the NASDAQ Global Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of Directors

Colorado law provides that shareholders may remove directors with or without cause if the number of votes cast in favor of removal exceeds the number of votes cast against removal at a meeting called for the purpose of removing the director. Our bylaws provide that such a special meeting may only be called by shareholders upon a request in writing of shareholders owning a majority of our entire capital stock then issued, outstanding and entitled to vote.

Business at Shareholder Meetings

Although our articles of incorporation do not give the board of directors the power to approve or disapprove shareholder nominations for the election of directors or of any other business shareholders desire to conduct at an annual or any other meeting, the articles of incorporation may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to shareholders.

Staggered Board; Cumulative Voting

Our board of directors is divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Staggered terms tend to protect against sudden changes in board composition and may have the effect of delaying, deferring or preventing a change in control of us without further action by shareholders, such as removing directors from the board as provided under Colorado law. Our articles of incorporation also prohibit cumulative voting in the election of directors or for any other matters.

No Shareholder Action by Written Consent: Special Meeting

Our bylaws provide that no shareholder action can be taken by written consent in lieu of a meeting unless such written action is signed by all shareholders. Our bylaws provide that special meetings of shareholders may be called by the president, by a majority of the board of directors, or by the request in writing of shareholders owning a majority of our entire capital stock then issued, outstanding and entitled to vote.

The above discussion of the Rights Agreement, our articles of incorporation, bylaws, and Colorado law is not intended to be exhaustive and is respectively qualified in its entirety by the Rights Agreement and such articles, bylaws and applicable Colorado statutes.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Co., Inc. Its address is 350 Indiana Street, Golden, Colorado 80401, and its telephone number is (303) 262-0600.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “UWBK.”

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as representative of the underwriters. We have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P., acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below.

Name	Number of Shares

Sandler O’Neill & Partners, L.P.
FBR Capital Markets & Co.
Sterne, Agee & Leach, Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and covenants have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 2,404,809 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $      per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

		Total Without	Total With
		Over-Allotment	Over-Allotment
	Per Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discount and commissions payable by us	$	$	$
Proceeds to us (before expenses)	$	$	$

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses and marketing, syndication and travel expenses, up to $225,000. We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $1,073,000, and are payable by us.

Indemnity

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement

We and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 17-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The NASDAQ Global Market, may engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

Sandler O’Neill & Partners, L.P. and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Sterne, Agee & Leach, Inc. acted as a financial advisor to, and rendered a fairness opinion to, us in connection with our sale of certain assets of UW Trust. Sterne Agee & Leach received a fee for such services.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

LEGAL MATTERS

The validity of the securities in this offering will be passed upon for us by Greenberg Traurig, LLP, Denver, Colorado. Bracewell & Giuliani LLP, Houston, Texas, is acting as counsel for the underwriters in this offering.

EXPERTS

The financial statements as of and for the year ended December 31, 2008 and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 included in our Annual Report on Form 10-K/A for the year ended December 31, 2008 are incorporated by reference in this prospectus and in the registration statement. Our financial statements and the effectiveness of our internal controls have been audited by Crowe Horwath LLP, an independent registered public accounting firm, to the extent set forth in their report appearing in our Annual Report on Form 10-K/A for the year ended December 31, 2008. The financial statements as of December 31, 2007 and for the years ended December 31, 2007 and December 31, 2006 included in our Annual Report on Form 10 K/A for the year ended December 31, 2008 are incorporated by reference in this prospectus and in the registration statement. Our financial statements have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, to the extent set forth in their report appearing in our Annual Report on Form 10 K/A for the year ended December 31, 2008. The financial statements are incorporated by reference in reliance upon their reports given upon the authority of Crowe Horwath LLP and McGladrey & Pullen, LLP as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. We amended our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 on August 10, 2009. Anyone may read and copy these materials, including the registration statement, without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

Our website is located at www.uwbancorp.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our Annual Reports on Form 10-K, our proxy statements, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” documents we have filed with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the following documents filed by us with the SEC, other than any portion of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules:

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 10, 2009;

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, filed with the SEC on August 10, 2009;

•	Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 23, 2009;

•	Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2009, filed with the SEC on August 10, 2009; and

•	Current Reports on Form 8-K, filed with the SEC on January 7, 2009, March 27, 2009, April 8, 2009, June 26, 2009, and June 29, 2009.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may access these filings via our website, www.uwbancorp.com, or you may request a copy of these filings at no cost, by writing or telephoning us as follows:

United Western Bancorp, Inc.
Attn: Corporate Secretary
700 17th Street, Suite 2100
Denver, Colorado 80202
(303) 595-9898

There have been no material changes in our business or affairs that have occurred since December 31, 2008, the last fiscal year for which audited financial statements were included in our most recent Annual Report on Form 10-K/A, and that have not been described in a subsequent Quarterly Report on Form 10-Q or Current Report on Form 8-K.

16,032,064 Shares

Common Stock

PROSPECTUS

Sandler O’Neill + Partners, L.P.

FBR Capital Markets & Co.

Sterne Agee

          , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by us in connection with the offering. All such expenses are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$5,134
FINRA filing fee	9,700
Accounting fees and expenses	250,000
Printing and engraving expenses	65,000
Legal fees	425,000
Miscellaneous expenses	318,166

Total	$1,073,000

Item 14.	Indemnification of Directors and Officers.

Colorado law generally permits a corporation to provide indemnification if the individual: (i) acted in good faith; and (ii) reasonably believed that, in the case of conduct in an official capacity, such conduct was in the corporation’s best interests and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests. In the event a director, officer or employee is made a party or threatened to be made a party by reason of service as a director, officer or employee of a corporation, or by reason of service as a director, officer, employee or agent of another entity at such corporation’s request, Colorado law permits a corporation to indemnify that individual against expenses, including attorneys’ fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action. In a criminal proceeding, the person must have had no reasonable cause to believe the person’s conduct was unlawful. Under Colorado law, a corporation may not provide indemnification in connection with a proceeding by or in the right of the corporation if the individual is adjudged to be liable to the corporation, or, in connection with any other proceeding, if the individual is adjudged liable on the basis that he or she derived an improper personal benefit.

Our articles of incorporation and bylaws provide that we are required to indemnify our directors, officers and employees to the fullest extent permitted by Colorado law, including those circumstances in which indemnification would otherwise be discretionary. We also adopted, in our articles of incorporation, a provision under Colorado law that limits liability of directors for damages arising from a breach of their fiduciary duty as directors, except to the extent that such liability arises from a breach of duty of loyalty, acts or omissions not in good faith or which invoke intentional misconduct or a knowing violation of law, or any transaction from which the director derived an improper personal benefit.

Item 15.	Recent Sales of Unregistered Securities.

(a) During the past three years, we have not sold any shares of our common stock without registration under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.		Description

1	.1**	Form of Underwriting Agreement
3.1		Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.2 to Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2006, filed by the Registrant with the Commission on March 16, 2007).
3.2		Bylaws, as amended, of the Registrant (incorporated by reference to Exhibit 3.2 to Registrant’s Form 8-K dated December 19, 2007, as filed by the Registrant with the Commission on December 27, 2007).
4.1		Specimen Certificate for Common Stock of the Registrant (incorporated by reference to Exhibit 4.1 to Registrant’s registration statement on Form S-1 (No. 333-10223), filed by the Registrant with the Commission on August 15, 1996, as amended by Form S-1/A, filed by the Registrant with the Commission on September 27, 1996).
4.2		1996 Amended and Restated Employee Stock Option Plan (incorporated by reference to Appendix III of the Proxy Statement filed by the Registrant with the Commission on April 28, 2006 for the annual meeting of shareholders held on June 15, 2006 and Exhibit 4.1 to Registrant’s Form S-8 registration statement filed with the Commission on June 30, 2006).•
4.3		Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to Registrant’s report on Form 8-K dated February 11, 2005, as filed by the Registrant with the Commission on February 16, 2005).•
4.4		Form of Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.2 to Registrant’s report on Form 8-K dated February 11, 2005, as filed by the Registrant with the Commission on February 16, 2005).•
4.5		1996 Employee Stock Purchase Plan (incorporated by reference to Appendix II of the Proxy Statement filed by the Registrant with the Commission on April 28, 2006 for the annual meeting of shareholders held on June 15, 2006 and Exhibit 4.2 to Registrant’s Form S-8 registration statement filed with the Commission on June 30, 2006).•
4.6		2006 Employee Stock Option Plan (incorporated by reference to Appendix IV of the Proxy Statement filed by the Registrant with the Commission on April 28, 2006 for the annual meeting of shareholders held on June 15, 2006 and Exhibit 4.1 to Registrant’s Form S-8 registration statement filed with the Commission on June 30, 2006).•
4.7		2007 Equity Incentive Plan (incorporated by reference to Exhibit 1 of the Proxy Statement filed by the Registrant with the Commission on March 27, 2007 for the annual meeting of shareholders held on May 17, 2007 and Exhibit 4.1 to Registrant’s Form S-8 registration statement filed with the Commission on May 18, 2007).•
4.8		Form of Restricted Stock Agreement (incorporated by Reference to Exhibit 99.3 to Registrant’s report on Form 8-K dated May 17, 2007, as filed by the Registrant with the Commission on May 21, 2007).•
4.9		Indenture between the Registrant and Wilmington Trust Company, as debenture trustee, dated as of March 28, 2001, relating to the 10.18% junior subordinated deferrable interest debentures due June 8, 2031 (incorporated by reference to Exhibit 10.5 to Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed by the Registrant with the Commission on May 15, 2001).
4.10		Amended and Restated Declaration of Trust of Matrix Bancorp Capital Trust II, dated as of March 28, 2001 (incorporated by reference to Exhibit 10.6 to Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed by the Registrant with the Commission on May 15, 2001).
4.11		Common Securities Guarantee Agreement of the Registrant, dated as of March 28, 2001 (incorporated by reference to Exhibit 10.7 to Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed by the Registrant with the Commission on May 15, 2001).

Exhibit No.		Description

4.12		Capital Securities Guarantee Agreement of the Registrant, dated as of March 28, 2001 (incorporated by reference to Exhibit 10.8 to Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed by the Registrant with the Commission on May 15, 2001).
4.13		Amended and Restated Trust Agreement of Matrix Bancorp Capital Trust VI, dated as of August 30, 2004 (incorporated by reference to Exhibit 10.1 to Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed by the Registrant with the Commission on November 4, 2004).
4.14		Guarantee Agreement of Matrix Bancorp Capital Trust VI, dated as of August 30, 2004 (incorporated by reference to Exhibit 10.2 to Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed by the Registrant with the Commission on November 4, 2004).
4.15		Junior Indenture between the Registrant and Deutsche Bank Trust Company Americas, dated as of August 30, 2004, relating to Junior Subordinated Debt Securities, due October 18, 2034 (incorporated by reference to Exhibit 10.3 to Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed by the Registrant with the Commission on November 4, 2004).
4.16		Indenture between the Registrant and Wells Fargo Bank, National Association, as debenture trustee, dated as of June 30, 2005 (incorporated by reference to Exhibit 10.1 to Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed by the Registrant with the Commission on August 3, 2005).
4.17		Amended and Restated Declaration of Trust Agreement of Matrix Bancorp Capital Trust VIII, dated as of June 30, 2005 (incorporated by reference to Exhibit 10.2 to Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed by the Registrant with the Commission on August 3, 2005).
4.18		Guarantee Agreement of Matrix Bancorp Capital Trust VIII, dated as of June 30, 2005 (incorporated by reference to Exhibit 10.3 to Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed by the Registrant with the Commission on August 3, 2005).
4.19		Rights Agreement, dated as of November 4, 2002, between Matrix Bancorp, Inc. and Computershare Trust Company, which includes the form of Articles of Amendment to State Terms of Series A Junior Participating Preferred Stock, $0.01 par value, the form of Right Certificate and the Summary of Rights (incorporated by reference to Exhibit 4.1 to Registrant’s report on Form 8-K dated November 4, 2002, as filed by the Registrant with the Commission on November 6, 2002).
4.20		Indenture, dated February 13, 2004, between Registrant and Wells Fargo Bank, as Trustee, relating to Floating Rate Subordinated Debt Security due 2014 (incorporated by reference to Exhibit 4.32 to Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2003, filed by the Registrant with the Commission on March 12, 2004).
5	.1**	Opinion of Greenberg Traurig, LLP
10.1		Assignment and Assumption Agreement, dated as of June 28, 1996, by and among Mariano C. DeCola, William M. Howdon, R. James Nicholson and Matrix Funding Corp. (incorporated by reference to Exhibit 10.30 to Registrant’s registration statement on Form S-1 (No. 333-10223), filed by the Registrant with the Commission on August 15, 1996).
10.2		Amendment to Assignment and Assumption Agreement, dated as of August 13, 2002, by and among Mariano C. DeCola, William M. Howdon, R. James Nicholson and Matrix Funding Corp. (incorporated by reference to Exhibit 10.2 to Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2002, filed by the Registrant with the Commission on March 14, 2003).
10.3		Development Management Agreement, dated as of June 28, 1996, by and among Matrix Funding Corp. and Nicholson Enterprises, Inc. (incorporated by reference to Exhibit 10.31 to Registrant’s registration statement on Form S-1 (No. 333-10223), filed by the Registrant with the Commission on August 15, 1996).

Exhibit No.	Description

10.4	Coyote Creek Planned Unit Development Agreement, dated as of July 1, 1998, by and among Fort Lupton, L.L.C. and Matrix Funding Corp. (incorporated by reference to Exhibit 10.12 to Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 1998, filed by the Registrant with the Commission on March 26, 1999).
10.5	Fort Lupton Golf Course Residential and Planned Unit Development Agreement, dated as of November 28, 1995 (incorporated by reference to Exhibit 10.36 to Registrant’s registration statement on Form S-1 (No. 333-10223), filed by the Registrant with the Commission on August 15, 1996).
10.6	Contribution Agreement, dated as of December 1, 2004 by and among Bluff Point Associates Corp., McInerney/Gabriele Family Limited Partnership, R. Clifton D’Amato, John H. Moody, MSCS Ventures, Inc., Matrix Bancorp, Inc., Matrix Capital Bank, Optech Systems, Inc., Let Lee and MG Colorado Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s report on Form 8-K dated December 1, 2004, as filed by the Registrant with the Commission on December 6, 2004).
10.7	Amendment No. 1 to Contribution and Sale Agreement, dated as of March 23, 2005 by and among Bluff Point Associates Corp., McInerney/Gabriele Family Limited Partnership, R. Clifton D’Amato, John H. Moody, MSCS Ventures, Inc., Matrix Bancorp, Inc., Matrix Capital Bank, Optech Systems, Inc., Let Lee and MG Colorado Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s report on Form 8-K dated March 23, 2005, as filed by the Registrant with the Commission on March 28, 2005).
10.8	Registration Rights Agreement, dated as of December 9, 2005, by and between Matrix Bancorp, Inc., Friedman, Billings, Ramsey & Co., Inc. and the other parties thereto (incorporated by reference to Exhibit 4.1 to Registrant’s report on Form 8-K dated December 9, 2005, as filed by the Registrant with the Commission on December 13, 2005).
10.9	Employment Agreement, dated March 15, 2006, and effective as of January 11, 2006, by and between Matrix Bancorp, Inc. and Scot T. Wetzel (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated March 15, 2006, as filed with the Commission on March 20, 2006).•
10.10	Asset Purchase Agreement, dated as of March 31, 2006, between Matrix Bancorp Trading, Inc., SN Capital Markets, LLC, Security National Holding Company, LLC, and Security National Master Holding Company, LLC (incorporated by reference to Exhibit 2.1 to Registrant’s report on Form 8-K dated March 31, 2006, as filed by the Registrant with the Commission on April 6, 2006).
10.11	Purchase Agreement, dated as of May 5, 2006, between SKS Ventures, LLC and Equi-Mor Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s report on Form 8-K dated May 5, 2006, as filed by the Registrant with the Commission on May 10, 2006).
10.12	Agreement for Purchase and Sale, dated as of August 11, 2006 between Matrix Tower Holdings, LLC and Grant Management, A.S. (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated August 21, 2006, as filed with the Commission on August 25, 2006).
10.13	License Agreement, dated as of September 29, 2006, between Legent Clearing, LLC and United Western Bancorp, Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated September 29, 2006, as filed with the Commission on October 5, 2006).
10.14	First Amendment to License Agreement, dated as of June 6, 2007, between Legent Clearing, LLC and United Western Bancorp, Inc. (incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed by the Registrant with the Commission on March 3, 2009).
10.15	Revolving Loan Agreement, dated as of September 29, 2006, between Legent Group, LLC and United Western Bank, in the amount of $5,000,000 (incorporated by reference to Exhibit 10.2 to Registrant’s Form 8-K dated September 29, 2006, as filed with the Commission on October 5, 2006).
10.16	Second Modification of Loan Agreement, effective as of October 1, 2008, by and between Legent Group, LLC and United Western Bank, in the amount of $5,000,000 (incorporated by reference to Exhibit 10.16 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed by the Registrant with the Commission on March 3, 2009).

Exhibit No.		Description

10.17		Form of Office Lease, dated as of October 1, 2006, between 700 17th Street Operating, LLC and United Western Bank (incorporated by reference to Exhibit 10.3 to Registrant’s Form 8-K dated September 29, 2006, as filed with the Commission on October 5, 2006).
10.18		Credit Agreement, dated as of June 29, 2007 between United Western Bancorp, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated June 29, 2007, as filed with the Commission on July 2, 2007).
10.19		Employment Agreement, dated December 31, 2008, and effective as of October 15, 2008, by and between United Western Bancorp, Inc. and Scot T. Wetzel (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated December 31, 2008, as filed with the Commission on January 7, 2009).•
10.20		2007 Equity Incentive Plan, as amended by the Board of Directors on December 17, 2008 (incorporated by reference to Exhibit 10.20 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed by the Registrant with the Commission on March 3, 2009).•
10.21		Stock Purchase Agreement, dated March 23, 2009, between MSCS Ventures, Inc. and Bluff Point Associates, Corp. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K dated March 20, 2007, as filed with the Commission on March 27, 2009).
10.22		Asset Purchase Agreement, dated as of April 7, 2009, by and among the Registrant, Sterling Trust Company, Equity Trust Company, and Sterling Administrative Services, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K dated April 7, 2009, as filed with the Commission on April 8, 2009).
10.23		Line of Credit Note, dated as of June 29, 2009, in the amount of $30 million between United Western Bancorp, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated June 26, 2009, as filed with the Commission June 26, 2009).
10.24		Amendment to Credit Agreement, dated as of June 29, 2009, between United Western Bancorp, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 to Registrant’s Form 8-K dated June 26, 2009, as filed with the Commission on June 26, 2009).
10.25		Loan and Security Agreement, dated June 27, 2009, by and among Sterling Trust Company, Equity Trust Company, Equity Administrative Services, Inc., and Sterling Administrative Services, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K dated June 27, 2009, as filed with the Commission on June 29, 2009).
10.26		Amended and Restated Subaccounting Agreement, dated June 27, 2009, by and among United Western Bank, Equity Trust Company, Equity Administrative Services, Inc., and Sterling Administrative Services, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K dated June 27, 2009, as filed with the Commission on June 29, 2009).†
14		Code of Business Conduct and Ethics, as approved by the Board of Directors on August 4, 2008 (incorporated by reference to Exhibit 14 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on March 3, 2009).
16		Letter regarding change in certifying accountant (incorporated by reference to Exhibit 16 to Registrant’s Form 8-K dated December 10, 2008, as filed with the Commission on December 16, 2008).
21		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on March 3, 2009).
23	.1**	Consent of McGladrey & Pullen, LLP.
23	.2**	Consent of Crowe Horwath LLP.
23	.3**	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24	.1*	Power of Attorney (included on the Signature Page of the Registration Statement).

•	Compensation Agreement

†	Confidential treatment has previously been granted by the Commission for certain portions of this exhibit, filed separately with the Commission.

*	Previously filed.

**	Filed herewith.

(b) Financial Statement Schedules

No financial statement schedules are required to be filed with this registration statement.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 8, 2009.

UNITED WESTERN BANCORP, INC.

By:	/s/ Scot T. Wetzel
Name:     Scot T. Wetzel

Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Scot T. Wetzel Scot T. Wetzel	President, Chief Executive Officer and Director (Principal Executive Officer)	September 8, 2009

/s/ Guy A. Gibson* Guy A. Gibson	Chairman of the Board	September 8, 2009

/s/ William D. Snider* William D. Snider	Vice Chairman, Chief Financial Officer and Director (Principal Financial Officer)	September 8, 2009

/s/ Michael J. McCloskey Michael J. McCloskey	Executive Vice President, General Counsel and Director	September 8, 2009

/s/ Robert T. Slezak* Robert T. Slezak	Director	September 8, 2009

/s/ Lester Ravitz* Lester Ravitz	Director	September 8, 2009

/s/ Dr. James H. Bullock* Dr. James H. Bullock	Director	September 8, 2009

/s/ Jeffrey R. Leeds* Jeffrey R. Leeds	Director	September 8, 2009

/s/ Bernard C. Darré* Bernard C. Darré	Director	September 8, 2009

*By:	/s/ Michael J. McCloskey
Michael J. McCloskey Attorney-in-Fact

Exhibit Index

Exhibit No.		Description

1	.1**	Form of Underwriting Agreement
3.1		Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.2 to Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2006, filed by the Registrant with the Commission on March 16, 2007).
3.2		Bylaws, as amended, of the Registrant (incorporated by reference to Exhibit 3.2 to Registrant’s Form 8-K dated December 19, 2007, as filed by the Registrant with the Commission on December 27, 2007).
4.1		Specimen Certificate for Common Stock of the Registrant (incorporated by reference to Exhibit 4.1 to Registrant’s registration statement on Form S-1 (No. 333-10223), filed by the Registrant with the Commission on August 15, 1996, as amended by Form S-1/A, filed by the Registrant with the Commission on September 27, 1996).
4.2		1996 Amended and Restated Employee Stock Option Plan (incorporated by reference to Appendix III of the Proxy Statement filed by the Registrant with the Commission on April 28, 2006 for the annual meeting of shareholders held on June 15, 2006 and Exhibit 4.1 to Registrant’s Form S-8 registration statement filed with the Commission on June 30, 2006).•
4.3		Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to Registrant’s report on Form 8-K dated February 11, 2005, as filed by the Registrant with the Commission on February 16, 2005).•
4.4		Form of Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.2 to Registrant’s report on Form 8-K dated February 11, 2005, as filed by the Registrant with the Commission on February 16, 2005).•
4.5		1996 Employee Stock Purchase Plan (incorporated by reference to Appendix II of the Proxy Statement filed by the Registrant with the Commission on April 28, 2006 for the annual meeting of shareholders held on June 15, 2006 and Exhibit 4.2 to Registrant’s Form S-8 registration statement filed with the Commission on June 30, 2006).•
4.6		2006 Employee Stock Option Plan (incorporated by reference to Appendix IV of the Proxy Statement filed by the Registrant with the Commission on April 28, 2006 for the annual meeting of shareholders held on June 15, 2006 and Exhibit 4.1 to Registrant’s Form S-8 registration statement filed with the Commission on June 30, 2006).•
4.7		2007 Equity Incentive Plan (incorporated by reference to Exhibit 1 of the Proxy Statement filed by the Registrant with the Commission on March 27, 2007 for the annual meeting of shareholders held on May 17, 2007 and Exhibit 4.1 to Registrant’s Form S-8 registration statement filed with the Commission on May 18, 2007).•
4.8		Form of Restricted Stock Agreement (incorporated by Reference to Exhibit 99.3 to Registrant’s report on Form 8-K dated May 17, 2007, as filed by the Registrant with the Commission on May 21, 2007).•
4.9		Indenture between the Registrant and Wilmington Trust Company, as debenture trustee, dated as of March 28, 2001, relating to the 10.18% junior subordinated deferrable interest debentures due June 8, 2031 (incorporated by reference to Exhibit 10.5 to Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed by the Registrant with the Commission on May 15, 2001).
4.10		Amended and Restated Declaration of Trust of Matrix Bancorp Capital Trust II, dated as of March 28, 2001 (incorporated by reference to Exhibit 10.6 to Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed by the Registrant with the Commission on May 15, 2001).
4.11		Common Securities Guarantee Agreement of the Registrant, dated as of March 28, 2001 (incorporated by reference to Exhibit 10.7 to Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed by the Registrant with the Commission on May 15, 2001).
4.12		Capital Securities Guarantee Agreement of the Registrant, dated as of March 28, 2001 (incorporated by reference to Exhibit 10.8 to Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed by the Registrant with the Commission on May 15, 2001).

Exhibit No.		Description

4.13		Amended and Restated Trust Agreement of Matrix Bancorp Capital Trust VI, dated as of August 30, 2004 (incorporated by reference to Exhibit 10.1 to Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed by the Registrant with the Commission on November 4, 2004).
4.14		Guarantee Agreement of Matrix Bancorp Capital Trust VI, dated as of August 30, 2004 (incorporated by reference to Exhibit 10.2 to Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed by the Registrant with the Commission on November 4, 2004).
4.15		Junior Indenture between the Registrant and Deutsche Bank Trust Company Americas, dated as of August 30, 2004, relating to Junior Subordinated Debt Securities, due October 18, 2034 (incorporated by reference to Exhibit 10.3 to Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed by the Registrant with the Commission on November 4, 2004).
4.16		Indenture between the Registrant and Wells Fargo Bank, National Association, as debenture trustee, dated as of June 30, 2005 (incorporated by reference to Exhibit 10.1 to Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed by the Registrant with the Commission on August 3, 2005).
4.17		Amended and Restated Declaration of Trust Agreement of Matrix Bancorp Capital Trust VIII, dated as of June 30, 2005 (incorporated by reference to Exhibit 10.2 to Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed by the Registrant with the Commission on August 3, 2005).
4.18		Guarantee Agreement of Matrix Bancorp Capital Trust VIII, dated as of June 30, 2005 (incorporated by reference to Exhibit 10.3 to Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed by the Registrant with the Commission on August 3, 2005).
4.19		Rights Agreement, dated as of November 4, 2002, between Matrix Bancorp, Inc. and Computershare Trust Company, which includes the form of Articles of Amendment to State Terms of Series A Junior Participating Preferred Stock, $0.01 par value, the form of Right Certificate and the Summary of Rights (incorporated by reference to Exhibit 4.1 to Registrant’s report on Form 8-K dated November 4, 2002, as filed by the Registrant with the Commission on November 6, 2002).
4.20		Indenture, dated February 13, 2004, between Registrant and Wells Fargo Bank, as Trustee, relating to Floating Rate Subordinated Debt Security due 2014 (incorporated by reference to Exhibit 4.32 to Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2003, filed by the Registrant with the Commission on March 12, 2004).
5	.1**	Opinion of Greenberg Traurig, LLP
10.1		Assignment and Assumption Agreement, dated as of June 28, 1996, by and among Mariano C. DeCola, William M. Howdon, R. James Nicholson and Matrix Funding Corp. (incorporated by reference to Exhibit 10.30 to Registrant’s registration statement on Form S-1 (No. 333-10223), filed by the Registrant with the Commission on August 15, 1996).
10.2		Amendment to Assignment and Assumption Agreement, dated as of August 13, 2002, by and among Mariano C. DeCola, William M. Howdon, R. James Nicholson and Matrix Funding Corp. (incorporated by reference to Exhibit 10.2 to Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2002, filed by the Registrant with the Commission on March 14, 2003).
10.3		Development Management Agreement, dated as of June 28, 1996, by and among Matrix Funding Corp. and Nicholson Enterprises, Inc. (incorporated by reference to Exhibit 10.31 to Registrant’s registration statement on Form S-1 (No. 333-10223), filed by the Registrant with the Commission on August 15, 1996).
10.4		Coyote Creek Planned Unit Development Agreement, dated as of July 1, 1998, by and among Fort Lupton, L.L.C. and Matrix Funding Corp. (incorporated by reference to Exhibit 10.12 to Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 1998, filed by the Registrant with the Commission on March 26, 1999).

Exhibit No.	Description

10.5	Fort Lupton Golf Course Residential and Planned Unit Development Agreement, dated as of November 28, 1995 (incorporated by reference to Exhibit 10.36 to Registrant’s registration statement on Form S-1 (No. 333-10223), filed by the Registrant with the Commission on August 15, 1996).
10.6	Contribution Agreement, dated as of December 1, 2004 by and among Bluff Point Associates Corp., McInerney/Gabriele Family Limited Partnership, R. Clifton D’Amato, John H. Moody, MSCS Ventures, Inc., Matrix Bancorp, Inc., Matrix Capital Bank, Optech Systems, Inc., Let Lee and MG Colorado Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s report on Form 8-K dated December 1, 2004, as filed by the Registrant with the Commission on December 6, 2004).
10.7	Amendment No. 1 to Contribution and Sale Agreement, dated as of March 23, 2005 by and among Bluff Point Associates Corp., McInerney/Gabriele Family Limited Partnership, R. Clifton D’Amato, John H. Moody, MSCS Ventures, Inc., Matrix Bancorp, Inc., Matrix Capital Bank, Optech Systems, Inc., Let Lee and MG Colorado Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s report on Form 8-K dated March 23, 2005, as filed by the Registrant with the Commission on March 28, 2005).
10.8	Registration Rights Agreement, dated as of December 9, 2005, by and between Matrix Bancorp, Inc., Friedman, Billings, Ramsey & Co., Inc. and the other parties thereto (incorporated by reference to Exhibit 4.1 to Registrant’s report on Form 8-K dated December 9, 2005, as filed by the Registrant with the Commission on December 13, 2005).
10.9	Employment Agreement, dated March 15, 2006, and effective as of January 11, 2006, by and between Matrix Bancorp, Inc. and Scot T. Wetzel (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated March 15, 2006, as filed with the Commission on March 20, 2006).•
10.10	Asset Purchase Agreement, dated as of March 31, 2006, between Matrix Bancorp Trading, Inc., SN Capital Markets, LLC, Security National Holding Company, LLC, and Security National Master Holding Company, LLC (incorporated by reference to Exhibit 2.1 to Registrant’s report on Form 8-K dated March 31, 2006, as filed by the Registrant with the Commission on April 6, 2006).
10.11	Purchase Agreement, dated as of May 5, 2006, between SKS Ventures, LLC and Equi-Mor Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s report on Form 8-K dated May 5, 2006, as filed by the Registrant with the Commission on May 10, 2006).
10.12	Agreement for Purchase and Sale, dated as of August 11, 2006 between Matrix Tower Holdings, LLC and Grant Management, A.S. (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated August 21, 2006, as filed with the Commission on August 25, 2006).
10.13	License Agreement, dated as of September 29, 2006, between Legent Clearing, LLC and United Western Bancorp, Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated September 29, 2006, as filed with the Commission on October 5, 2006).
10.14	First Amendment to License Agreement, dated as of June 6, 2007, between Legent Clearing, LLC and United Western Bancorp, Inc. (incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed by the Registrant with the Commission on March 3, 2009).
10.15	Revolving Loan Agreement, dated as of September 29, 2006, between Legent Group, LLC and United Western Bank, in the amount of $5,000,000 (incorporated by reference to Exhibit 10.2 to Registrant’s Form 8-K dated September 29, 2006, as filed with the Commission on October 5, 2006).
10.16	Second Modification of Loan Agreement, effective as of October 1, 2008, by and between Legent Group, LLC and United Western Bank, in the amount of $5,000,000 (incorporated by reference to Exhibit 10.16 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed by the Registrant with the Commission on March 3, 2009).
10.17	Form of Office Lease, dated as of October 1, 2006, between 700 17th Street Operating, LLC and United Western Bank (incorporated by reference to Exhibit 10.3 to Registrant’s Form 8-K dated September 29, 2006, as filed with the Commission on October 5, 2006).

Exhibit No.		Description

10.18		Credit Agreement, dated as of June 29, 2007 between United Western Bancorp, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated June 29, 2007, as filed with the Commission on July 2, 2007).
10.19		Employment Agreement, dated December 31, 2008, and effective as of October 15, 2008, by and between United Western Bancorp, Inc. and Scot T. Wetzel (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated December 31, 2008, as filed with the Commission on January 7, 2009).•
10.20		2007 Equity Incentive Plan, as amended by the Board of Directors on December 17, 2008 (incorporated by reference to Exhibit 10.20 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed by the Registrant with the Commission on March 3, 2009).•
10.21		Stock Purchase Agreement, dated March 23, 2009, between MSCS Ventures, Inc. and Bluff Point Associates, Corp. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K dated March 20, 2007, as filed with the Commission on March 27, 2009).
10.22		Asset Purchase Agreement, dated as of April 7, 2009, by and among the Registrant, Sterling Trust Company, Equity Trust Company, and Sterling Administrative Services, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K dated April 7, 2009, as filed with the Commission on April 8, 2009).
10.23		Line of Credit Note, dated as of June 29, 2009, in the amount of $30 million between United Western Bancorp, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated June 26, 2009, as filed with the Commission June 26, 2009).
10.24		Amendment to Credit Agreement, dated as of June 29, 2009, between United Western Bancorp, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 to Registrant’s Form 8-K dated June 26, 2009, as filed with the Commission on June 26, 2009).
10.25		Loan and Security Agreement, dated June 27, 2009, by and among Sterling Trust Company, Equity Trust Company, Equity Administrative Services, Inc., and Sterling Administrative Services, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K dated June 27, 2009, as filed with the Commission on June 29, 2009).
10.26		Amended and Restated Subaccounting Agreement, dated June 27, 2009, by and among United Western Bank, Equity Trust Company, Equity Administrative Services, Inc., and Sterling Administrative Services, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K dated June 27, 2009, as filed with the Commission on June 29, 2009).†
14		Code of Business Conduct and Ethics, as approved by the Board of Directors on August 4, 2008 (incorporated by reference to Exhibit 14 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on March 3, 2009).
16		Letter regarding change in certifying accountant (incorporated by reference to Exhibit 16 to Registrant’s Form 8-K dated December 10, 2008, as filed with the Commission on December 16, 2008).
21		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Registrant’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on March 3, 2009).
23	.1**	Consent of McGladrey & Pullen, LLP.
23	.2**	Consent of Crowe Horwath LLP.
23	.3**	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24	.1*	Power of Attorney (included on the Signature Page of the Registration Statement).

•	Compensation Agreement

†	Confidential treatment has previously been granted by the Commission for certain portions of this exhibit, filed separately with the Commission.

*	Previously filed.

**	Filed herewith.